PRESS RELEASE
Amsterdam • 9 November 2006
ING posts solid 3rd-quarter earnings: underlying net profit EUR 1,654 million
•	Robust business performance in challenging interest rate environment
•	3rd-quarter underlying net profit declines 3.2% to EUR 1,654 million from EUR 1,708 million in 3Q2005

•	Decline in interest rates leads to a net EUR 196 million negative variance from revaluation of strategic derivatives

•	Net profit 16.3% lower at EUR 1,571 million due to sale of DHB in 3Q2006, release of tax provision in 3Q2005

•	Underlying net profit up 20.0% in first nine months to EUR 5,626 million
•	Value creation continues to be good as ING balances growth and returns
•	Risk-adjusted return on capital after tax for banking increases slightly to 20.5% in 1st nine months

•	Internal rate of return on new life business increases to 13.8% from 12.8% in 1st nine months

•	Value of new business from life insurance in developing markets up 22.0% to EUR 122 million in 3rd quarter

•	U.S. retirement services value of new business up 33.5% in 1st nine months despite lower sales in 3Q
•	ING continues to invest for growth over the long term
•	ING Direct adds EUR 5.8 billion in mortgages in 3rd quarter, expands U.S. business to Chicago in September

•	Life insurance sales in developing markets grow 12.9% in third quarter, driven by Central Europe and Asia
Chairman’s Statement
“ING’s well diversified portfolio of businesses delivered a solid business performance in the third quarter. The drop in long-term interest rates led to a 3.2% decline in underlying net profit to EUR 1,654 million as revaluations of strategic derivatives for which hedge accounting is not applied had a negative net variance of EUR 196 million. Nonetheless, the performance so far this year is substantially higher than last year with underlying net profit up 20.0% to EUR 5,626 million in the first nine months,” said Michel Tilmant, Chairman of ING Group.
“Compared with the second quarter, underlying net profit declined 17.8%, or EUR 357 million, for the most part due to a EUR 143 million negative variance in revaluations of strategic derivatives, lower dividend income due to seasonal patterns, and EUR 116 million lower capital gains on equities as we held off on realising gains as stock markets rallied.”
“In this challenging interest rate environment, with low long-term interest rates and flattening yield curves, ING sustained its business momentum and maintained market share through product development, while continuing pricing discipline to protect long-term value creation. We continue to grow the business in markets where we can achieve attractive margins and manage growth elsewhere to remain value accretive.”
“That resulted in healthy returns from both banking and insurance. The risk-adjusted return on capital after tax at the banking business increased slightly to 20.5% in the first nine months, supported by improved returns at Wholesale Banking. The internal rate of return on new life insurance sales increased to 13.8%, driven by sales from developing markets where margins are higher.”
“Meanwhile, ING invested to grow the business over the long term. ING Direct started marketing in Chicago in September and introduced mortgages in the U.K. in October as it expands its geographical footprint and product range. Growth at ING Direct continued, particularly in mortgages, which grew by a record EUR 5.8 billion in the third quarter. Life insurance in developing markets also showed strong growth with sales up 12.9% and the value of new business up 22.0%, driven by Central Europe and Asia.”
“Looking forward, low long-term interest rates and flat yield curves will continue to pose challenges, however we benefit from strong equity and real estate markets as well as favourable claims experience in non-life insurance. Although releases of provisions diminished, resulting in higher net risk costs, there is no visible deterioration in the quality of the credit portfolio. On balance, ING is well positioned to capture growth opportunities and we are confident in our ability to create value for our shareholders.”
     Underlying profit excludes divestments and special items as specified in Appendix 2. P&L figures compare 3Q2006 with 3Q2005. Returns such as RAROC and IRR are calculated YTD.
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Contents

ING Group Key Figures	2
Insurance	5
Insurance Europe	7
Insurance Americas	9
Insurance Asia/Pacific	11
Banking	13
Wholesale Banking	15
Retail Banking	17
ING Direct	19
Asset Management	21
Capital Management	23
Appendices	24

1. ING Group
ING Group: Key Figures

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Underlying[1] profit before tax:
Insurance Europe	540	465	16.1%	704	-23.3%	1,687	1,460	15.5%
Insurance Americas	512	569	-10.0%	457	12.0%	1,453	1,555	-6.6%
Insurance Asia/Pacific	168	113	48.7%	157	7.0%	481	335	43.6%
Corporate line Insurance	-195	-44		-2		-75	-397

Underlying profit before tax from Insurance	1,025	1,103	-7.1%	1,316	-22.1%	3,546	2,953	20.1%

Wholesale Banking	527	561	-6.1%	717	-26.5%	1,979	1,807	9.5%
Retail Banking	473	501	-5.6%	452	4.6%	1,491	1,309	13.9%
ING Direct	175	179	-2.2%	196	-10.7%	534	433	23.3%
Corporate Line Banking	-43	-3		-25		-88	-113

Underlying profit before tax from Banking	1,132	1,238	-8.6%	1,340	-15.5%	3,916	3,436	14.0%

Underlying profit before tax	2,157	2,341	-7.9%	2,656	-18.8%	7,462	6,389	16.8%

Taxation	427	564	-24.3%	559	-23.6%	1,585	1,511	4.9%
Profit before minority interests	1,730	1,777	-2.6%	2,097	-17.5%	5,877	4,878	20.5%
Minority interests	76	69	10.1%	86	-11.6%	251	190	32.1%

Underlying net profit	1,654	1,708	-3.2%	2,011	-17.8%	5,626	4,688	20.0%

Net gains/losses on divestments	-83	-2		-9		-62	396
Net profit from divested units		2		12		27	-19
Special items after tax		170					305

Net profit (attributable to shareholders)	1,571	1,878	-16.3%	2,014	-22.0%	5,591	5,370	4.1%

Earnings per share (in EUR)	0.73	0.86	-15.1%	0.93	-21.5%	2.59	2.47	4.9%

Key Figures
Net return on equity						23.1%	26.7%
Assets under management (end of period)	569,300	538,000	5.8%	546,200	4.2%	569,300	538,000	5.8%
Total staff (FTEs end of period)	120,424	116,787	3.1%	119,409	0.9%	120,424	116,787	3.1%

1.	Underlying profit before tax and underlying net profit are non-GAAP measures for profit excluding divestments and special items as specified in Appendix 2
KPIs Growth
•	ING Direct adds EUR 5.8 billion in mortgages in 3Q
•	New sales (APE) from developing markets up 12.9%
•	Retirement services sales down due to large cases in 2005
ING continued to invest for growth, particularly at its three key growth engines, while managing growth to remain value accretive in areas where margins came under pressure. ING Direct focused on expanding its mortgage business, adding a record EUR 5.8 billion in the third quarter, bringing the total portfolio to EUR 66.8 billion. In the U.S. ING Direct expanded its geographical footprint with a launch in Chicago in September and mortgages were introduced in the U.K. in October as ING Direct gradually expands its product offering. The life insurance businesses in developing markets continued to grow with new sales (annual premium equivalent) up 12.9% to EUR 481 million, driven by Central Europe and Asia. ING is preparing to apply for a license to start a life greenfield operation in Russia, with business expected to begin in mid-2007. Sales at the retirement services business in the U.S. declined from previous quarters which included large single cases, however value creation remained strong with a 33.5% increase in the value of new business on a nine-month basis on improved pricing and strong first-half sales.
KPIs Value Creation
•	Banking RAROC increases slightly to 20.5%
•	IRR on new life sales increases to 13.8%
•	VNB from developing markets up 22.0% in 3Q
Margins remained strong as ING continued to balance returns and growth to maximise value creation. The risk-adjusted return on capital after tax at the banking operations increased slightly to 20.5% from 20.4% in the first nine months driven by continued efforts to optimise capital allocation at Wholesale Banking and higher returns from ING Real Estate. The internal rate of return on new life sales rose to 13.8% from 12.8%, driven by continued pricing discipline and a higher contribution to new business from developing markets, where margins are higher. The value of new life business from developing markets increased 22.0% to EUR 122 million, driven by Central Europe and Asia. The total value of new life business (VNB) was flat in the third quarter, mainly due to the U.S. individual life business, where requirements to hold non-economic regulatory reserves currently hamper value creation. The company is implementing solutions which should reduce capital costs and allow it to recover these negative results over the next few quarters.

KPIs Execution
•	Cost/income ratio banking increases to 65.4%

•	Efficiency ratios for life insurance improve

•	Outsourcing Ops&IT on track
ING continues to focus on improving the execution of the business fundamentals, including customer satisfaction and cost control. The cost/income ratio of the banking operations increased to 65.4% in the third quarter due to a slight decline in income, however on a nine-month basis the ratio improved to 62.8% from 64.8%. The project to outsource parts of Operations & IT in the Benelux is on track after an agreement was reached with unions on the social plan in November and the first of three major outsourcing agreements has been finalised, in line with a memorandum of understanding announced earlier this year. Efficiency ratios at insurance improved, supported in part by EUR 79 million in releases of employee benefit and pension provisions. Expenses to life premiums improved to 12.52% from 13.58% and expenses to assets under management improved to 0.74% from 0.81%. At Nationale-Nederlanden measures to reduce the headcount by 1,000 by year-end 2007 are ahead of plan and cost savings are progressing. New investments in systems will however be made, due in part to regulatory changes that come into effect in 2007.
Earnings Analysis: Third Quarter
Underlying net profit (EUR million)
Underlying net profit declined 3.2% to EUR 1,654 million from a strong EUR 1,708 million in the third quarter last year as the decline in interest rates triggered a revaluation of strategic derivatives for which hedge accounting is not applied under IFRS. That resulted in a net negative variance of EUR 196 million on the third-quarter comparison, offsetting higher results from Insurance Europe and Asia/Pacific. The decline in interest rates had a negative impact of EUR 86 million after tax related to strategic derivatives for which hedge accounting is not applied, reflected mainly in the Corporate Line Insurance. At the banking activities, the revaluation of non-trading derivatives had a negative impact of EUR 110 million after tax, mainly from strategic derivatives for which hedge accounting is not applied, most of which is reflected in the Financial Markets business of Wholesale Banking.
Underlying net profit was down 17.8% compared with the second quarter, due to a net EUR 143 million negative variance from the revaluation of strategic derivatives for which hedge accounting is not applied, EUR 116 million lower net realised gains on equities, and EUR 76 million lower pretax dividend income at the insurance operations due to seasonal patterns.
Including the divestment of Deutsche Hypothekenbank and a tax release in the third quarter last year, net profit declined 16.3% to EUR 1,571 million or EUR 0.73 per share. Year-to-date earnings are well ahead of last year, with underlying net profit for the first nine months up 20.0% to EUR 5,626 million.
Profit Contribution by Business Line
Insurance
Underlying profit before tax from Insurance declined 7.1% to EUR 1,025 million as lower realised capital gains on bonds and the negative revaluation of strategic derivatives for which hedge accounting is not applied in the Corporate Line offset strong results from the businesses in Europe and Asia/Pacific. Underlying profit before tax from life insurance declined 13.0% to EUR 698 million, while non-life insurance grew 8.6% to EUR 327 million. Premium income was 3.9% lower at EUR 10,992 million as declines in the Netherlands, U.S., and Belgium offset growth in Central Europe and South Korea. The value of new life business was flat at EUR 202 million in the third quarter as lower results in the Americas offset growth in Asia/Pacific and Central Europe.
Insurance Europe
Underlying profit before tax at Insurance Europe increased 16.1% to EUR 540 million, driven by strong growth in Central Europe, high investment gains and lower costs in the Netherlands, as well as continued favourable claims experience in non-life insurance. Operating expenses declined 20.3%, supported by a EUR 59 million release from provisions for employee benefits and a EUR 20 million release of a pension provision, as well as headcount reductions in the Netherlands. Premium income declined 5.2% as continued pricing discipline in the Netherlands led to lower production. Strong growth in Central Europe lifted the value of new business for Insurance Europe 13.8% to EUR 66 million, driven by very strong sales in Poland and Hungary. The internal rate of return increased to 15.3% from 14.0%.
Insurance Americas
Underlying profit before tax from Insurance Americas declined 10.0% to EUR 512 million, mainly due to lower investment-related gains. Excluding investment gains and currency effects, profit from the region increased 5.3% to EUR 505 million, supported by higher fee income due to growth in assets under management, particularly in the U.S. Profit from the non-life business in Canada declined 16.7% due to a less favourable development in prior-year reserves and lower investment-related gains. Premium income for Insurance Americas declined 3.3% due entirely to currency effects. Operating expenses increased 0.7%, or 3.5% after adjusting for currency effects. The value of new life business declined 27.1% to EUR 43 million, mainly due to negative results in the U.S. individual life business, where requirements to hold non-economic regulatory reserves currently hamper value creation. The company is implementing solutions which should reduce capital costs and allow it to recover these negative results over the next few quarters. Excluding individual life, the value of new business was EUR 59 million.
Insurance Asia/Pacific
Underlying profit before tax at Insurance Asia/Pacific increased 48.7% to EUR 168 million, driven by Japan where the company benefited from results of the hedging strategy for the single-premium variable annuity (SPVA) books. Premium income declined 3.1%, reflecting lower sales in the competitive single-premium variable annuities market in Japan, which offset premium growth of 42.6% in South Korea, 24.6% in Australia & New Zealand and 3.3% in Taiwan. Operating expenses increased 2.6% reflecting growth in South Korea. The value of new business in Asia/Pacific rose to EUR 93 million from EUR 85 million, driven mainly by improved pricing, an improved product mix and lower hedge costs in Taiwan as well as sales of a new risk product in Australia.
Corporate Line Insurance
The Corporate Line Insurance showed a loss of EUR 195 million, widening from a loss of EUR 44 million in the third quarter last year, mainly due to the negative revaluations of strategic derivatives used to hedge interest paid on core debt for which hedge accounting is not applied (-EUR 118 million) and lower realised gains on shares (- EUR 38 million).
Banking
Underlying profit before tax from the banking operations decreased 8.6% to EUR 1,132 million as declining long-term interest rates resulted in negative revaluations of strategic derivatives for which hedge accounting is not applied, reflected mainly at the Financial Markets business in Wholesale Banking. Continued growth in volume of lending and savings was offset by flatter yield curves as the interest margin narrowed to 1.06% in the third quarter. Income declined 0.7%, despite continued growth of ING Direct and a sharp increase at ING Real Estate. Net risk costs increased to EUR 45 million in the third quarter as releases of provisions begin to diminish, however there was no deterioration in the quality of the credit portfolio. Expenses remained under control, with operating expenses up 2.2%. Costs included EUR 56 million in compliance-related expenses and a EUR 38 million redundancy provision for Ops&IT, which were partially offset by a EUR 65 million release of employee benefits provisions. The risk-adjusted return on capital after tax increased slightly to 20.5% driven by Wholesale Banking.
Wholesale Banking
Underlying profit before tax at Wholesale Banking was 6.1% lower at EUR 527 million as the decline in long-term interest rates resulted in a negative revaluation of strategic derivatives for which hedge accounting is not applied, mainly at Financial Markets. A lower release of risk costs led to a decline in profit from General Lending and Payments & Cash Management. Wholesale Banking booked a net release of EUR 9 million in the third quarter compared with a release of EUR 26 million in the same quarter last year. Underlying profit before tax from ING Real Estate increased strongly by 77.0%. Operating expenses remained under control, rising 3.8%. Improved capital efficiency and higher returns from ING Real Estate led to an increase in the risk-adjusted return on capital after tax to 20.8% from 18.1%. Economic capital was reduced by 2.5% and risk-weighted assets were 3.3% lower due to the divestment of Deutsche Hypothekenbank.
Retail Banking
Underlying profit before tax from Retail Banking declined 5.6% to EUR 473 million as flattening yield curves put pressure on income, however the commercial performance remained robust. Income declined 2.4%, mainly in the Netherlands as ING maintained pricing discipline and accepted a slowdown in mortgage production so as not to sacrifice margins for market share. Operating expenses declined 2.8%, supported by strong cost control. A release from provisions for employee benefits partially offset higher compliance costs and a redundancy provision for Ops&IT, while the third quarter of 2005 included EUR 50 million in additional IT costs. Risk costs increased to EUR 26 million from EUR 6 million as provisions in the Netherlands increased and net releases in Belgium and Poland diminished, however no deterioration is visible in the quality of the portfolio. Strong pricing discipline helped maintain a high risk-adjusted return on capital after tax, which declined slightly to 33.0% from 34.0% due to model refinements.
ING Direct
Underlying profit before tax from ING Direct remained strong at EUR 175 million, down 2.2%, as commercial growth largely offset the negative impact of flattening yield curves and higher client rates in all currency zones. The interest margin decreased to 0.85% in the third quarter from 0.90% in the second quarter and 0.94% in the third quarter last year as client rates were raised in all countries to continue to offer customers good value for money as short-term interest rates rose. Commercial growth remained robust, particularly in mortgages, where ING Direct focused its efforts given the current interest rate environment. The residential mortgage portfolio grew by a record EUR 5.8 billion in the third quarter to EUR 66.8 billion. Another 631,000 new customers were added in the third quarter, bringing the total to 17.1 million. Funds entrusted grew by EUR 3.2 billion in the third quarter to EUR 200.2 billion, while off-balance sheet funds entrusted such as mutual funds added another EUR 1.1 billion to EUR 14.1 billion.
Corporate Line Banking
The Corporate Line Banking posted a loss of EUR 43 million in the third quarter compared with a loss of EUR 3 million in the same period last year when results were positively impacted by the implementation of the fair value option under IFRS for market-making in ING bonds.
Divestments & Special Items
Divestments resulted in a loss of EUR 83 million after tax in the third quarter of 2006 related to the sale of ING’s 83.7% stake in Deutsche Hypothekenbank. The third quarter of 2005 included a EUR 170 million release of tax provisions in Insurance. A positive adjustment on the individual life reinsurance transaction in the U.S. was fully offset by a negative adjustment on the sale of Baring Asset Management in the third quarter of 2005.
Taxes
The underlying effective tax rate decreased to 19.8% from 24.1% in the third quarter of 2005, dropping just below the expected range of 20-25% due to a lower effective tax rate of 14.2% for the insurance operations, due in part to high tax-exempt income from equity investments. Including divestments and special items, the total effective tax rate increased to 20.7% from 17.1%, including the release of a EUR 170 million tax provision in the third quarter last year.

2. Insurance
Insurance: Profit & Loss Account

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Gross premium income	10,992	11,440	-3.9%	12,052	-8.8%	35,569	34,013	4.6%
Commission income	405	360	12.5%	397	2.0%	1,218	1,052	15.8%
Direct investment income	2,509	2,505	0.2%	2,597	-3.4%	7,489	6,941	7.9%
Realised gains & fair value changes	286	266	7.5%	244	17.2%	854	735	16.2%
Total investment & other income	2,795	2,771	0.9%	2,841	-1.6%	8,343	7,676	8.7%

Total underlying income	14,192	14,571	-2.6%	15,290	-7.2%	45,130	42,741	5.6%

Underwriting expenditure	11,602	11,829	-1.9%	12,302	-5.7%	36,709	35,165	4.4%
Operating expenses	1,219	1,321	-7.7%	1,329	-8.3%	3,845	3,767	2.1%
Other interest expenses	347	318	9.1%	345	0.6%	1,033	853	21.1%
Other impairments	-1			-2		-3	3

Total underlying expenditure	13,167	13,468	-2.2%	13,974	-5.8%	41,584	39,788	4.5%

Underlying profit before tax	1,025	1,103	-7.1%	1,316	-22.1%	3,546	2,953	20.1%

Taxation	146	246	-40.7%	222	-34.2%	596	658	-9.4%
Profit before minority interests	879	857	2.6%	1,094	-19.7%	2,950	2,295	28.5%
Minority interests	58	64	-9.4%	75	-22.7%	211	173	22.0%

Underlying net profit	821	793	3.5%	1,019	-19.4%	2,739	2,122	29.1%

Net gains/losses on divestments		13				30	3
Net profit from divested units		1					12
Special items after tax		170					270

Net profit from Insurance	821	977	-16.0%	1,019	-19.4%	2,769	2,407	15.0%

Key Figures
Net return on equity						19.8%	21.5%
Value of new life business	202	202	0.0%	229	-11.8%	679	583	16.5%
Internal rate of return						13.8%	12.8%
Assets under management (end of period)	429,900			411,800	4.4%
Staff (FTEs end of period)	54,671	52,374	4.4%	54,083	1.1%	54,671	52,374	4.4%

Earnings Analysis: Third Quarter
Underlying profit before tax from insurance declined 7.1 % to EUR 1,025 million due to lower realised capital gains on bonds and the negative revaluation of strategic derivatives used to hedge interest on core debt for which hedge accounting is not applied, reflected in the Corporate Line. That offset strong results from the businesses in Europe and Asia. A lower effective tax rate, due in part to high tax-exempt income on shares, lifted underlying net profit from insurance, which rose 3.5% to EUR 821 million.
Underlying profit before tax from life insurance declined 13.0% to EUR 698 million, mainly due to lower results on strategic derivatives and lower realised gains on equities, both in the Corporate Line. The life insurance results from the three insurance business lines increased 9.4%, driven by continued growth in Asia and Central Europe, as well as higher results in the Netherlands. Underlying profit before tax from non-life insurance rose 8.6% to EUR 327 million as the business continued to benefit from favourable claims experience in most markets. Higher non-life results in the Netherlands and Belgium offset declines in Canada and Mexico.
Underlying profit before tax (EUR million)
Including the impact of divestments and special items, net profit from insurance declined 16.0% to EUR 821 million from EUR 977 million in the third quarter last year, when profit included a EUR 170 million release from tax provisions and a EUR 13 million positive adjustment on the U.S. individual life reinsurance transaction.
Premium income was 3.9% lower at EUR 10,992 million as declines in the Netherlands, U.S., and Belgium offset strong growth in Central Europe and South Korea. Investment and other income increased 0.9% to EUR 2,795 million, driven by a 7.5% increase in realised gains & fair value changes supported by higher revaluations of real estate. Commission income

5

rose 12.5% driven by growth in assets under management, especially in the U.S. life operations.
Operating expenses declined 7.7% to EUR 1,219 million supported by a 29.1 % drop in the Netherlands, mainly due to a EUR 59 million release from provisions for employee benefits following legislative changes and a EUR 20 million pension provision release. Operating expenses in the Americas were flat, while Asia/Pacific showed an increase of 2.6%.
Life Insurance: Key Figures

In EUR million	3Q2006	3Q2005	Change

Gross premium income	9,528	10,035	-5.1%
Operating expenses	883	949	-7.0%

Underlying profit before tax	698	802	-13.0%

Expenses/premiums life insurance[1]	12.52%	13.58%
Expenses/AUM investment products[1]	0.74%	0.81%

Value of new business	202	202	0.0%
Internal rate of return[1]	13.8%	12.8%
Single premium	6,107	6,641	-8.0%
Annual premium	950	944	0.6%
New sales (APE)	1,561	1,608	-2.9%

1.	Figures are first nine months
Life insurance
Underlying profit before tax from life insurance declined 13.0% to EUR 698 million due to lower revaluation results on strategic derivatives for which hedge accounting is not applied and lower realised gains on equities, both reflected in the Corporate Line. Profit from the Dutch and Asian life operations showed a strong increase, while results in the U.S. declined due to lower investment-related gains.
Life premium income declined 5.1% to EUR 9,528 million due to lower premiums in the Netherlands, U.S., Japan and Belgium, which offset growth in Central Europe, South Korea, Latin America and Australia. Operating expenses declined 7.0% supported by continued cost control as well as a release of employee benefit provisions in the Netherlands. Operating expenses as a percentage of assets under management for investment products improved to 0.74% in the first nine months from 0.81% in the same period last year reflecting growth of assets under management and cost control. Expenses as a percentage of premiums for traditional life products improved to 12.52% from 13.58%.
New business production
The value of new life business was flat at EUR 202 million in the third quarter as a decline in the Americas offset growth in Asia/Pacific and Central Europe. For the Americas, the value of new life business declined 27.1% to EUR 43 million reflecting negative results in U.S. individual life, as requirements to hold non-economic regulatory reserves currently hamper value creation. In the past this was resolved through letters of credit or reinsurance to reduce regulatory capital. However, tax changes introduced in April 2006 made other structures more tax efficient. ING is in the process of implementing new solutions which should provide favourable tax treatment and reduce capital costs. This should allow the company to recover the negative results over the next few quarters.
In Asia/Pacific the value of new business was up 9.4% to EUR 93 million driven mainly by improved product pricing in Taiwan and strong sales of a new life risk product in Australia. Insurance Europe posted a 13.8% increase in the value of new business to EUR 66 million, lifted by very strong sales in Central & Rest of Europe, which posted a 72.0% increase in the value of new business to EUR 43 million.
New sales, measured in annual premium equivalent (APE), declined 2.9% compared with the third quarter last year, mainly due to a 33.8% decrease in Japan as a result of lower sales of corporate-owned life insurance (COLI) and single-premium variable annuities (SPVA). Total single-premium sales declined 8.0%, mainly due to Japan, while annual premium sales increased slightly. The internal rate of return on new life business increased strongly to 13.8% from 12.8%, reflecting continued pricing discipline across the company and the high contribution to new sales from Asia/Pacific and Central Europe, where margins are higher.
Developing markets continued to drive growth in the life insurance operations across the three regions. Sales from developing markets were up 12.9% to EUR 481 million, driven by increased sales of single-premium products as new products were introduced in Central Europe and Asia. The value of new business rose 22.0% to EUR 122 million in the third quarter, and the internal rate of return climbed strongly to 19.1% for the first nine months from 15.6% in the same period last year.
Non-Life Insurance: Key Figures

In EUR million	3Q2006	3Q2005	Change

Gross premium income	1,464	1,405	4.2%
Operating expenses	336	372	-9.7%

Underlying profit before tax	327	301	8.6%

Claims ratio[1]	60.5%	62.3%
Expense ratio[1]	30.5%	30.7%

Combined ratio[1]	91.0%	93.0%

1.	Figures are first nine months
Non-life insurance
The non-life business continued to benefit from favourable claims experience in most markets. Underlying profit before tax from non-life insurance rose 8.6% to EUR 327 million led by strong results in the Netherlands, especially in disability and motor insurance. Results in Canada declined 16.7%, mainly due to a less favourable development in prior-year reserves and lower investment-related gains. Results in Mexico decreased due to non-recurring expense benefits in the third quarter last year, which offset stronger underwriting results. Overall, the combined ratio improved to 91.0% in the first nine months 2006 from 93.0% in the same period last year as a result of an improvement of both the claims ratio and the expense ratio. Non-life premiums grew by 4.2% driven by currency effects and higher premiums in Belgium, Canada and Mexico. Operating expenses decreased by 9.7%, mainly as a result of a release of pension provisions in the Netherlands.

2.1 Insurance Europe
Insurance Europe: Profit & Loss Account

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Gross premium income	2,348	2,478	-5.2%	2,447	-4.0%	8,031	8,051	-0.2%
Commission income	87	60	45.0%	75	16.0%	258	214	20.6%
Direct investment income	1,178	1,086	8.5%	1,111	6.0%	3,286	3,308	-0.7%
Realised gains & fair value changes	188	176	6.8%	202	-6.9%	631	460	37.2%
Total investment & other income	1,366	1,262	8.2%	1,313	4.0%	3,917	3,768	4.0%

Total underlying income	3,801	3,800	0.0%	3,835	-0.9%	12,206	12,033	1.4%

Underwriting expenditure	2,731	2,728	0.1%	2,530	7.9%	8,810	8,807	0.0%
Operating expenses	376	472	-20.3%	463	-18.8%	1,276	1,392	-8.3%
Other interest expenses	156	135	15.6%	138	13.0%	435	371	17.3%
Other impairments	-2					-2	3

Total underlying expenditure	3,261	3,335	-2.2%	3,131	4.2%	10,519	10,573	-0.5%

Underlying profit before tax	540	465	16.1%	704	-23.3%	1,687	1,460	15.5%

- of which Life	419	375	11.7%	567	-26.1%	1,297	1,166	11.2%
- of which Non-Life	121	90	34.4%	137	-11.7%	390	294	32.7%

Key Figures
Value of new life business	66	58	13.8%	55	20.0%	174	151	15.2%
Internal rate of return						15.3%	14.0%
Assets under management (end of period)	153,000			144,600	5.8%
Staff (FTEs end of period)	15,120	15,751	-4.0%	15,549	-2.8%	15,120	15,751	-4.0%

Key Performance Indicators
•	IRR on new life business increases to 15.3%
•	Value of new life business up 13.8% to EUR 66 million
•	NN headcount reductions still on track
At Insurance Europe, ING continues to work to increase value creation by improving efficiency, streamlining business processes and maintaining pricing discipline at the Dutch insurance business. At the same time, ING is investing for growth in Central Europe through product innovation, increasing the productivity of the sales forces and starting new greenfield operations. Strong growth in Central Europe lifted the value of new life business for Insurance Europe 13.8% to EUR 66 million in the third quarter, driven by very strong sales in Hungary and Poland. The internal rate of return increased to 15.3% from 14.0%.
Continued pricing discipline led to lower production in the Netherlands, particularly in the increasingly competitive group life segment of the market. Actions to reduce the headcount by 1,000 at Nationale-Nederlanden by year-end 2007 are ahead of plan, with 850 positions reduced since the end of 2004. Cost savings are progressing. New investments in systems will however be made, due in part to new regulations that come into effect in 2007.
In Central Europe, new product development is gaining pace with 21 new products launched in the region in the first nine months of the year, mainly focusing on single-premium unit-linked products. The new life insurance greenfield that started in Bulgaria in May is on plan, and ING is preparing to apply for a license before the end of the year to start a life insurance greenfield in Russia, with business expected to begin in mid-2007.
Underlying profit before tax (EUR million)
Earnings Analysis: Third Quarter
Underlying profit before tax at Insurance Europe increased 16.1% to EUR 540 million, driven by higher investment returns and lower costs in the Netherlands as well as continued strong growth in Central Europe.
Premium income declined 5.2% as lower life and non-life premiums in the Netherlands were partially offset by strong growth in life premiums in Central & Rest of Europe. Commission income rose 45.0%, driven by higher asset management fees in the Netherlands and Central & Rest of Europe as net inflows and asset values increased. Investment and other income rose 8.2% to EUR 1,366 million mainly due to higher real estate revaluations and dividend income, partly offset by lower gains on private equity investments and interest income.
Operating expenses declined 20.3% due to a 29.1% drop in

Insurance Europe: Life Key Figures

	Total		Netherlands		Belgium		Central & Rest of Europe
In EUR million	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005

Gross premium income	1,981	2,097	1,089	1,168	446	548	446	381

Operating expenses	238	294	152	224	20	14	66	56

Underlying profit before tax	419	375	327	272	19	38	73	65

Expenses/premiums life insurance[1]	20.25%	23.64%	25.40%	31.05%	14.74%	14.37%	12.49%	12.48%
Expenses/AUM investment products[1]	0.75%	0.91%	0.79%	0.97%	0.39%	0.33%	0.78%	1.00%

Value of new business	66	58	15	20	8	13	43	25

Internal rate of return[1]	15.3%	14.0%	13.4%	12.9%	11.7%	19.2%	19.0%	13.8%

Single premium	827	967	319	394	366	472	142	101

Annual premium	127	114	32	44	11	12	84	58
New sales (APE)	210	211	63	84	48	59	99	68

1.	Figures are First nine months
the Netherlands as a result of a EUR 59 million release of employee benefits provisions, lower restructuring expenses and a reduction in headcount. Expenses in Belgium increased 18.8%, almost entirely due to a release of provisions in the third quarter of 2005. Expenses in Central & Rest of Europe rose 15.3% reflecting investments to grow the business, including the acquisition of a pension fund in Slovakia in the fourth quarter of 2005 and start-up costs for the new green-field operations.
Life insurance
Underlying profit before tax from life insurance rose 11.7% to EUR 419 million. Profit growth was driven by a 20.2% increase in the Netherlands due to lower operating expenses and higher investment returns, notably dividend income and real estate revaluations. Life results in Central & Rest of Europe were 12.3% higher driven by strong growth in assets under management at the pension fund in Poland, very strong sales in Hungary and lower expenses in the Czech Republic. That was partially offset by lower investment income in Greece and start-up costs for greenfield operations in Bulgaria and Russia. Life results in Belgium declined 50.0%, mainly due to a change in the commission structure with ING Bank Belgium.
Life premiums declined 5.5% to EUR 1,981 million due to declines in the Netherlands and Belgium. In Central & Rest of Europe life premiums rose 17.1%, driven by very strong sales in Poland and Hungary. In Hungary sales increased sharply in August in anticipation of a tax law change that came into effect in September.
New business production
The value of new life business increased 13.8% to EUR 66 million, lifted by higher sales in Central & Rest of Europe, which posted a 72.0% increase in the value of new business to EUR 43 million. Growth was driven by annual premium products in Hungary and Poland. The pension fund in Poland showed growth of 70.6% in annual premiums due to strong inflows and new clients. In the Netherlands, the value of new business declined 25.0% to EUR 15 million due to lower sales as the company maintained pricing discipline. The internal rate of return in the Netherlands increased further to 13.4%. Belgium’s value of new business declined, reflecting lower sales and the change in commission structure with ING Bank Belgium. The overall internal rate of return on new life sales in Europe increased to 15.3% in the first nine months from 14.0%, mainly driven by strong sales at significantly higher IRRs in Central Europe.
Insurance Europe: Non-Life Key Figures

	Total		Netherlands		Belgium		Central & Rest of Europe
In EUR million	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005

Gross premium income	367	381	281	302	76	70	10	9

Operating expenses	138	178	118	157	18	18	2	3

Underlying profit before tax	121	90	102	78	16	8	3	4

Claims ratio [1]	55.5%	59.5%	53.7%	58.5%	65.3%	67.0%	48.5%	52.7%

Expense ratio[1]	33.3%	34.8%	33.5%	35.1%	31.7%	32.6%	39.5%	38.0%

Combined ratio[1]	88.8%	94.3%	87.2%	93.6%	97.0%	99.6%	86.0%	90.7%

1.	Figures are first nine months
Non-life insurance
Underlying profit before tax from non-life insurance rose 34.4% to EUR 121 million as the businesses continued to benefit from favourable claims experience. Profit in the Netherlands was supported by lower expenses and higher dividend income. That was partially offset by lower premiums in the third quarter due to rate reductions and higher lapses in disability insurance. In Belgium non-life profit increased due to favourable claims experience, especially in Fire, after strengthening provisions in the third quarter of 2005. Non-Life premiums declined 3.7% due to a 7.0% decline in the Netherlands, particularly in Income, Fire and Motor. Premium income in Belgium increased 8.6%. Operating expenses declined 22.5% following a 24.8% reduction in the Netherlands due to a release of a pension provision, lower restructuring expenses and a reduction in headcount.

8

2.2 Insurance Americas
Insurance Americas: Profit & Loss Account

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Gross premium income	5,802	5,997	-3.3%	6,273	-7.5%	18,271	16,818	8.6%

Commission income	247	227	8.8%	245	0.8%	741	646	14.7%

Direct investment income	1,094	1,093	0.1%	1,198	-8.7%	3,372	3,059	10.2%

Realised gains & fair value changes	123	263	-53.2%	-88	-239.8%	129	416	-69.0%

Total investment & other income	1,217	1,356	-10.3%	1,110	9.6%	3,501	3,475	0.7%

Total underlying income	7,266	7,580	-4.1%	7,628	-4.7%	22,513	20,939	7.5%

Underwriting expenditure	6,082	6,277	-3.1%	6,430	-5.4%	18,892	17,490	8.0%

Operating expenses	607	603	0.7%	633	-4.1%	1,869	1,714	9.0%

Other interest expenses	65	131	-50.4%	109	-40.4%	300	180	66.7%

Other impairments				-1		-1

Total underlying expenditure	6,754	7,011	-3.7%	7,171	-5.8%	21,060	19,384	8.6%

Underlying profit before tax	512	569	-10.0%	457	12.0%	1,453	1,555	-6.6%

- of which Life	359	375	-4.3%	240	49.6%	909	961	-5.4%

- of which Non-Life	153	194	-21.1%	217	-29.5%	544	594	-8.4%

Key Figures

Value of new life business	43	59	-27.1%	65	-33.8%	179	149	20.1%

Internal rate of return						11.2%	11.0%

Assets under management (end of period)	199,600			193,800	2.4%

Staff (FTEs end of period)	29,710	27.437	8.3%	28,924	2.7%	29,710	27,437	8.3%

Key Performance Indicators
•	VNB impacted by capital requirements at individual life

•	Internal rate of return remains strong at 11.2%

•	Operating expenses up 3.5% excluding currencies
Insurance Americas remained focused on profitable growth and value creation as competitive conditions intensified in the third quarter. Business units in the U.S. continue to balance top-line growth and maintaining solid internal rates of return. ING Canada continues to leverage its scale advantage, underwriting discipline and pricing sophistication to maintain its strong underwriting results while investing for growth.
In the third quarter, new life sales (APE) edged higher to EUR 805 million as higher annuity sales were offset by lower sales in individual life as well as retirement services, where previous quarters included large single cases. The value of new life business was negatively impacted by requirements to hold non-economic regulatory reserves at the U.S. individual life business, which hamper value creation. The company is implementing solutions which should reduce capital costs and allow it to recover these negative results over the next few quarters. Value creation remained robust on a nine-month basis, up 20.1% for Insurance Americas, driven by a 33.5% increase in U.S. retirement services. Pricing discipline was maintained and the internal rate of return for Insurance Americas remained strong at 11.2%. Costs were under control in the third quarter, increasing 3.5% excluding currency effects.
Earnings Analysis: Third Quarter
Lower investment-related gains resulted in a 10.0% decline in underlying profit before tax to EUR 512 million. Excluding investment gains and currency effects, profit increased 5.3% to EUR 505 million supported by higher fee income from growth in assets under management in the U.S., where profit rose 18.0%. Profit from Canada declined 16.7%, mainly due to a less favourable development in prior-year reserves and lower investment-related gains. Results from Latin America declined 12.7% due to competitive pressure in the Mexican pension market.
     Underlying profit before tax (EUR million)
Premium income at Insurance Americas declined 3.3% to EUR 5,802 million, due entirely to currency effects. Lower sales of individual life insurance and retirement services in the U.S. were offset by higher sales of annuities in the U.S. and group life in Mexico. Investment and other income declined 10.3% to EUR 1,217 million on lower recoveries from previously impaired assets, lower prepayment income and the negative impact of interest rates on interest-sensitive assets. Operating expenses increased 0.7%, or 3.5% excluding currency effects. Expense increases attributable to normal business growth and increased sales agents in the Mexican pension business were partially offset by lower brand advertising costs.

9

Insurance Americas: Life Key Figures

	Total		United States		Latin America
In EUR million	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005

Gross premium income	4,686	4,987	4,509	4,853	177	134
Operating expenses	404	420	356	377	48	43

Underlying profit before tax	359	375	329	352	30	23

Expenses/premiums life insurance[1]	14.33%	14.48%	13.51%	13.42%	21.15%	23.60%
Expenses/AUM investment products[1]	0.71%	0.73%	0.72%	0.75%	0.67%	0.60%

Value of new business	43	59	32	44	11	15
Internal rate of return[1]	11.2%	11.0%	11.1%	10.9%	12.7%	12.1%
Single premium	3,935	4,009	3,881	3,967	54	42
Annual premium	411	401	332	325	79	76

New sales (APE)	805	802	720	722	85	80

1.	Figures are first nine months
Life insurance
Life underlying profit before tax declined 4.3% to EUR 359 million, reflecting 6.5% lower earnings in the U.S. due entirely to lower investment-related gains. Excluding investment gains and currency effects, results in the U.S. rose 18.0% to EUR 331 million, driven by higher fee income from growth in assets under management and lower expenses.
Life premium income declined 6.0%, or 2.3% at constant currency rates as a decline in the U.S. more than offset growth in Latin America. Sales (APE) of retirement services products declined in the third quarter by EUR 38 million compared with a strong third quarter of 2005, which included a EUR 49 million sale of a single case. Sales in U.S. individual life declined 24.1% as competitive market conditions persisted. That offset higher sales of fixed annuities and variable annuities with lifetime withdrawal benefits.
Premium income in Latin America rose 32.1%, driven by higher sales of group contracts in Chile and Mexico. Latin America contributed EUR 30 million to life underlying profit, up 30.4%, supported by investment gains and higher pension and life results in Chile. Life operating expenses decreased 3.8% but increased 1.2% excluding currency effects. Life expenses as a percentage of assets under management improved by two basis points to 0.71% and expenses as a percent of premiums improved to 14.33%.
New business production
The value of new life business declined 27.1% to EUR 43 million due to negative results in U.S. individual life, where requirements to hold non-economic regulatory reserves currently hamper value creation. In the past this was resolved through letters of credit or reinsurance to reduce regulatory capital. However, tax changes introduced in April 2006 made other structures more tax efficient. ING is in the process of implementing new solutions which should provide favourable tax treatment and reduce capital costs. This should allow the company to recover the negative results over the next few quarters. Excluding individual life, the value of new life business in the third quarter was EUR 59 million. Higher sales of U.S. annuities at solid IRRs offset a decline at retirement services where sales in previous quarters included large single cases. However value creation at the retirement services business remained strong on a nine-month basis with the value of new business up 33.5% as sales and pricing improved. The value of new life business in Latin America declined by EUR 4 million, primarily due to assumption changes in Mexico and Chile. The internal rate of return in the Americas remained strong at 11.2%.
Insurance Americas: Non-Life Key Figures

	Total		Canada		Latin America
In EUR million	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005

Gross premium income	1,116	1,010	731	684	385	326
Operating expenses	203	183	138	123	65	60

Underlying profit before tax	153	194	135	162	18	32

Claims ratio[1]	62.5%	62.8%	57.4%	56.6%	73.3%	70.3%

Expense ratio[1]	29.4%	28.7%	29.7%	29.4%	28.8%	29.2%

Combined ratio[1]	91.9%	91.5%	87.1%	86.0%	102.1%	99.5%

1.	Figures are first nine months
Non-life insurance
Underlying profit before tax from non-life insurance declined 21.1% to EUR 153 million. Results in Canada were 16.7% lower at EUR 135 million mainly due to a less favourable development in prior-year reserves and lower investment-related gains. Results from Latin America declined 43.8% to EUR 18 million as the prior period included EUR 8 million earnings from Brazil, and EUR 11 million in non-recurring expense benefits in Mexico. That was only partially offset by stronger underwriting results in Mexico. Non-life premium income rose 10.5% to EUR 1,116 million. Growth was driven by a 6.9% increase in Canada and an 18.1% increase in Latin America, led by strong auto and personal line P&C sales in Mexico. Expenses rose 10.9% as investments to expand distribution drove expenses in Canada up 12.2%. Expenses in Latin America increased 8.3% as the prior period included EUR 11 million in non-recurring expense benefits.

10

2.3 Insurance Asia/Pacific
Insurance Asia/Pacific: Profit & Loss Account

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Gross premium income	2,869	2,960	-3.1%	3,323	-13.7%	9,280	9,127	1.7%
Commission income	69	71	-2.8%	77	-10.4%	215	189	13.8%
Direct investment income	354	327	8.3%	257	37.7%	829	730	13.6%
Realised gains & fair value changes	-56	-208		27		-100	-238	-58.0%
Total investment & other income	298	119	150.4%	284	4.9%	729	492	48.2%

Total underlying income	3,236	3,150	2.7%	3,684	-12.2%	10,224	9,808	4.2%

Underwriting expenditure	2,823	2,803	0.7%	3,305	-14.6%	9,035	8,846	2.1%
Operating expenses	233	232	2.6%	220	8.2%	696	621	12.1%
Other interest expenses	7	2	250.0%	2	250.0%	12	6	100.0%

Total underlying expenditure	3,068	3,037	1.0%	3,527	-13.0%	9,743	9,473	2.9%

Underlying profit before tax	168	113	48.7%	157	7.0%	481	335	43.6%

- of which Life	165	112	47.3%	156	5.8%	475	332	43.1%
- of which Non-Life	3	1	200.0%	1	200.0%	6	3	100.0%

Key Figures
Value of new life business	93	85	9.4%	109	-14.7%	326	283	15.2%
Internal rate of return						17.1%	14.3%
Assets under management (end of period)	77,300			73,400	5.3%
Staff (FTEs end of period)	9,783	9,117	7.3%	9,550	2.4%	9,783	9,117	7.3%

Key Performance Indicators
•	Value of new business rises 9.4% to EUR 93 million
•	Sales down 8.2% as Japan offsets growth in South Korea
•	Net inflow of AUM reaches EUR 3.0 billion in 3Q
At Insurance Asia/Pacific, ING continues to pursue profitable organic growth in its existing markets through product innovation as well as expanding distribution through bancassurance channels and further increasing the productivity of the tied agency sales force. In the third quarter the value of new life business rose 9.4% to EUR 93 million, reflecting higher sales of unit-linked products across the region. Premium income declined 3.1 % and new sales fell 8.2% as lower single-premium variable annuity sales in Japan offset strong growth in South Korea and Australia. The Japanese market for single-premium variable annuities has become increasingly competitive as insurers introduce products with new features. Sales of single-premium products climbed 42.6% in South Korea and more than tripled in Taiwan. In Australia, sales of the popular new ‘OneCare’ risk product, introduced at the end of 2005, boosted retail life sales. The net inflow of assets under management in the region reached EUR 3.0 billion in the third quarter.
Growth initiatives continued in Asia/Pacific in the third quarter. In August ING Capital opened branch offices in Jinan, Shandong Province, in China using an agency network modelled on the success of ING Life Korea. In India, ING Vysya Life is accelerating the rollout of branches across the country. Almost 3,000 new agents were added in Asia in the third quarter, bringing the total tied-agent sales force to 57,480. The purchase of ABN Amro’s domestic fund business in Taiwan was completed in October, reinforcing ING’s position as Taiwan’s largest asset manager. The Taiwan fund business won a large mandate in September to manage a portfolio for ChangHwa Post. It was the third large government mandate won in Taiwan this year.
     Underlying profit before tax (EUR million)
Earnings Analysis: Third Quarter
Profit growth at Insurance Asia/Pacific remained strong in the third quarter as underlying profit before tax climbed to EUR 168 million from EUR 113 million in the third quarter last year. Profit growth was driven by Japan, where underlying profit before tax increased to EUR 61 million from EUR 11 million, mainly due to profits from the hedging strategy in the SPVA books. Compared with the second quarter of 2006, total underlying profit before tax for Insurance Asia/Pacific increased 7.0%. Results in South Korea were down slightly to EUR 55 million due to EUR 17 million in one-off adjustments and realised losses on bonds. Underlying profit before tax from Australia & New Zealand declined by EUR 5 million to EUR 36 million due entirely to lower interest income after surplus capital was repatriated to ING Group in the fourth quarter of 2005. Life insurance accounted for EUR 165 million of total underlying profit before tax, and non-life insurance profit accounted for EUR 3 million.

11

Insurance Asia/Pacific: Life Key Figures

	Total		Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005

Gross premium income	2,858	2,949	81	65	1,141	1,522	854	599	598	579	184	184
Operating expenses	236	231	48	57	40	42	49	35	56	55	43	42

Underlying profit before tax	165	112	36	41	61	11	55	59	0	0	13	1%

Expenses/premiums[1]	7.99%	8.35%	18.75%	18.82%	6.25%	6.91%	5.53%	4.93%	7.87%	7.61%	16.68%	22.90%
Expenses/AUM[1]	0.83%	0.93%	0.56%	0.76%	0.51%	0.76%	11.52%	24.07%	9.00%	13.97%	0.95%	0.83%

Value of new business	93	85	11	5	7	13	36	40	36	26	3	1
Internal rate of return[1]	17.1%	14.3%	16.1%	12.6%	12.9%	12.1%	35.6%	34.7%	19.4%	13.4%	8.9%	7.7%
Single premium	1,345	1,665	378	316	791	1,243	97	68	56	15	23	23
Annual premium	412	429	33	30	80	116	203	167	59	78	37	38

New sales (APE)	546	595	70	62	159	240	212	174	65	79	40	40

1.	Figures are first nine months
Life premium income declined 3.1% to EUR 2,858 million, reflecting lower sales of single-premium variable annuities in Japan. That offset premium growth of 42.6% in South Korea, 24.6% in Australia & New Zealand, and 3.3% in Taiwan.
Direct investment income rose 8.3% to EUR 354 million, mainly reflecting growth in the insurance portfolio of South Korea. Realised gains and fair-value changes improved, mainly due to lower losses on derivatives to hedge guarantees on variable annuities in Japan, which are offset in underwriting expenditure.
Operating expenses in the region rose 2.6%, as increases in staff and operational capacity in South Korea were partially offset by a reduction in expenses in Australia & New Zealand. Growth in assets and premiums outpaced the increase in expenses. Operating expenses as a percentage of premiums on traditional life insurance products were reduced to 7.99% from 8.35%. Expenses to assets under management for the investment-linked business declined to 0.83% from 0.93%.
In Taiwan, a charge of EUR 75 million was taken in the third quarter to strengthen reserves due to the continued low interest rate environment, reducing profit in the quarter to nil. The reserve adequacy at a 50% confidence level for ING Life Taiwan was reduced to EUR 253 million from EUR 432 million at the end of June. A 30 basis-point reduction in interest rates in the third quarter was partially offset by changes to assumptions for mortality and investment income to reflect changes in the asset mix. At the 90% confidence level the reserve inadequacy remains in the EUR 2.8-3.3 billion range for Taiwan and EUR 1.1-1.6 billion for Insurance Asia/Pacific. That is more than compensated by excess reserves elsewhere in the Group.
New business production
The value of new business at Insurance Asia/Pacific increased to EUR 93 million from EUR 85 million in the third quarter last year with growth driven mainly by Taiwan and Australia. The value of new business in Taiwan increased 38.5% to EUR 36 million as products were repriced and new unit-linked products were introduced. That led to a sharp increase in the internal rate of return in Taiwan to 19.4%. Sales declined compared with the third quarter of 2005, however they were up 12.1% from EUR 58 million in the second quarter. In Australia & New Zealand the value of new business rose to EUR 11 million from EUR 5 million, driven by higher life sales, notably the ‘OneCare’ product, while the internal rate of return increased to 16.1%.
In Japan the value of new business declined to EUR 7 million from EUR 13 million, reflecting lower sales in the single-premium variable annuity (SPVA) and corporate-owned life insurance (COLI) markets. The value of new business from the COLI business declined due to assumption changes following new tax deductibility rules that came into effect in April 2006, reducing demand for those products. The value of new business from PVAs in Japan declined to EUR 9 million from EUR 11 million, reflecting lower sales in the third quarter. However on a nine-month basis the value of new business from SPVAs was up 67.9%, driven by improved pricing and lower hedge costs.
In South Korea the value of new business declined by EUR 4 million to EUR 36 million, despite higher sales, due to repricing requirements that took effect in April 2006. Strong growth of the business continued and the value of new business increased 28.6% from EUR 28 million in the second quarter. New sales increased 21.8% compared with the third quarter last year to EUR 212 million, driven mainly by sales of variable products.
Total new sales volume (APE) for Insurance Asia/Pacific declined to EUR 546 million from EUR 595 million, reflecting lower sales of SPVA products in Japan. The internal rate of return for new business in the region rose to 17.1% at the end of the third quarter, from 14.3% for the same period last year, driven by increases in Taiwan and Australia & New Zealand.

12

3. Banking
Banking: Profit & Loss Account

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Interest result	2,325	2,430	-4.3%	2,224	4.5%	6,912	6,677	3.5%
Commission income	622	631	-1.4%	653	-4.7%	1,969	1,692	16.4%
Investment income	74	95	-22.1%	149	-50.3%	336	413	-18.6%
Other income	376	266	41.4%	530	-29.1%	1,350	1,111	21.5%

Total underlying income	3,397	3,422	-0.7%	3,556	-4.5%	10,567	9,893	6.8%

Operating expenses	2,220	2,173	2.2%	2,229	-0.4%	6,639	6,408	3.6%
Gross result	1,177	1,249	-5.8%	1,327	-11.3%	3,928	3,485	12.7%
Addition to loan loss provision	45	11	309.1%	-13		12	49	-75.5%

Underlying profit before tax	1,132	1,238	-8.6%	1,340	-15.5%	3,916	3,436	14.0%

Taxation	281	318	-11.6%	337	-16.6%	989	854	15.8%
Profit before minority interests	851	920	-7.5%	1,003	-15.2%	2,927	2,582	13.4%
Minority interests	18	5	260.0%	11	63.6%	40	16	150.0%

Underlying net profit	833	915	-9.0%	992	- 16.0%	2,887	2,566	12.5%

Net gains/ losses on divestments	-83	-15		-9		-92	393	-123.4%
Net profit from divested units	0	1	-100.0%	12	-100.0%	27	-31
Special items after tax	0	0		0		0	35	-100.0%

Net profit from Banking	750	901	-16.8%	995	-24.6%	2,822	2,963	-4.8%

Key Figures
Net return on equity						19.7%	24.0%
Interest margin	1.06%	1.22%		1.00%		1.06%	1.17%
Underlying cost/income ratio	65.4%	63.5%		62.7%		62.8%	64.8%
Risk costs in bp of average CRWA	5	2				1	3
Risk-weighted assets (end of period)	332,016	313,905	5.8%	342,642	-3.1%	332,016	313,905	5.8%
Underlying RAROC before tax						26.8%	26.2%
Underlying RAROC after tax						20.5%	20.4%
Economic capital (average over period)						15,776	14,663	7.6%

Staff (FTEs end of period)	65,753	64,208	2.4%	65,326	0.7%	65,753	64,208	2.4%

Earnings Analysis: Third Quarter
Continuing growth in volumes at ING’s banking operations was offset by declining long-term interest rates, flatter yield curves and a gradual increase in risk costs from historically low levels. Underlying profit before tax declined 8.6% to EUR 1,132 million and underlying net profit declined 9.0% to EUR 833 million. At the Financial Markets business in Wholesale Banking, the drop in long-term interest rates resulted in negative revaluations of strategic derivatives for which hedge accounting is not applied. Flatter yield curves, increasing competition and lower prepayment penalties on mortgages reduced income from the Retail Banking activities in the Benelux as growth was managed to sustain returns. Continued growth in savings and mortgages offset a decline in the interest margin at ING Direct. Income from ING Real Estate rose substantially, supported by the successful sale of completed development projects. Expenses remained under control as higher compliance costs were offset by a release of employee benefit provisions. Continued focus on value creation and capital allocation helped sustain returns. The underlying RAROC after tax remained strong at 20.5% for the first nine months, reflecting continued pricing discipline at Retail Banking, increased capital efficiency at Wholesale Banking, and higher returns at ING Real Estate.
                 Underlying profit before tax (EUR million)
Net profit of ING’s banking operations declined 16.8% to EUR 750 million, including a net loss of EUR 83 million on the divestment of ING’s 83.7% stake in Deutsche Hypothekenbank. In the third quarter last year, net profit from banking was EUR 901 million, including a downward adjustment of EUR 15 million on the gain on the sale of Baring Asset Management.
Income
Total underlying income from banking declined 0.7% to

13

EUR 3,397 million. Higher income from ING Real Estate and ING Direct was offset by a negative revaluation of strategic derivatives for which hedge accounting is not applied, mainly in Financial Markets.
The underlying interest result declined 4.3%, however, adjusted for a EUR 236 million reclassification from net trading income in ING Belgium in the third quarter last year, the interest result rose 6.0%. The total interest margin in the third quarter of 2006 was an annualised 1.06%, down 4 basis points compared with the third quarter of 2005 when adjusted for the reclassification. The decrease was due to a flattening of the yield curve, some pressure on client margins and the ongoing growth of ING Direct, which has a lower average interest margin of 0.85%. Compared with the second quarter the interest margin rose 6 basis points of which 3 basis points were related to a reclassification to net trading income in the second quarter and 4 basis points were related to the sale of DHB.
Banking: Loans and Advances to Customers

	30 Sept	30 June
In EUR billion	2006	2006	Change

Public authorities	11.9	20.5	-42.0%
Other corporate	216.7	218.3	-0.7%

Total corporate	228.6	238.8	-4.3%

Mortgages	180.7	174.4	3.6%
Other personal	25.2	23.7	6.3%

Total personal	205.9	198.1	3.9%

Provisions for bank lending	-2.7	-2.9

Total bank lending	431.8	434.0	-0.5%

Loans and advances to customers of the banking operations decreased by EUR 2.2 billion, or 0.5%, to EUR 431.8 billion at the end of September, reflecting the divestment of Deutsche Hypothekenbank, with EUR 16.5 billion in loans. Adjusted for this divestment, loans and advances to customers increased EUR 14.3 billion, or 3.4%. Corporate lending excluding DHB increased 2.3% or EUR 5.2 billion, of which EUR 4.5 billion was in the Netherlands. Personal lending excluding DHB grew by 4.6%, or EUR 9.0 billion, to EUR 205.9 billion, driven by continued growth in mortgages. Residential mortgages were up EUR 7.3 billion, of which EUR 5.8 billion was from ING Direct and EUR 0.8 billion was from the Dutch retail banking activities. Customer deposits and other funds on deposit of the banking operations declined by EUR 2.7 billion, or 0.5%, to EUR 501.6 billion at the end of September, of which EUR 8.5 billion was caused by the divestment of DHB. Total savings increased by EUR 3.7 billion, of which EUR 3.2 billion was at ING Direct.
Investment income declined 22.1% to EUR 74 million, mainly due to lower realised gains on equities and bonds and lower fair-value changes on real estate. That was partly offset by higher results from associates, including dividend income. Commission income declined 1.4% to EUR 622 million as lower securities business fees and other commissions were partly offset by higher management fees, mainly from the investment management activities at ING Real Estate, and insurance broking fees. Other income rose 41.4% to EUR 376 million. However, adjusted for the EUR 236 million reclassification to the interest result in the third quarter of 2005, other income declined EUR 126 million, or 25.1%, due to a EUR 157 million lower revaluation result on strategic derivatives where hedge accounting is not applied under IFRS, mainly at the Financial Markets division of Wholesale Banking.
Expenses
Expenses remained under control, with underlying operating expenses up 2.2% to EUR 2,220 million. Expenses included EUR 56 million in compliance costs and a EUR 38 million redundancy provision for Ops&IT, which were partly offset by a EUR 65 million release from employee benefits provisions. Out of EUR 170 million in additional costs initially expected this year for compliance, including customer due diligence, about EUR 88 million has been taken so far. In the fourth quarter approximately EUR 60 million is expected, and further costs are anticipated in 2007. The outsourcing project at Ops&IT is progressing following an agreement with Dutch unions in November and the first contract has been finalised. Out of EUR 120 million in expected costs for the project, a total of EUR 70 million has been booked in 2005 and the first nine months of 2006. The underlying cost/income ratio of the banking operations was 65.4% compared with 63.5% in the third quarter of 2005. The number of staff increased to 65,753 from 64,208 due to growth at ING Direct, ING Real Estate and in the retail banking activities in India and Romania. Staff numbers in the Benelux and Poland declined. The divestment of DHB resulted in a decrease of 204 full-time staff.
For the first time this year, the banking operations booked a net addition to the provision for loan losses as releases of old provisions diminish, however the quality of the credit portfolio remained strong and risk costs remained low. In total EUR 45 million was added to the provision in the third quarter of 2006 compared with EUR 11 million in the third quarter last year. Wholesale Banking booked a small release of EUR 9 million, while Retail Banking added EUR 26 million to provisions and ING Direct added EUR 28 million. In total, the net addition equalled an annualised 5 basis points of average credit-risk-weighted assets. Risk costs are expected to remain well below historical norms in the fourth quarter, however they are expected to return gradually to a more normalised level of between 25-30 basis points over the coming years.
RAROC
Higher economic returns in the first nine months of 2006 and a stringent approach to capital allocation led to a slight increase in returns at the banking operations. The underlying risk-adjusted return on capital (RAROC) after tax improved to 20.5% from 20.4% in the first nine months of 2005. Wholesale Banking improved to 20.8% from 18.1%, supported by higher returns from ING Real Estate and a EUR 0.2 billion reduction in economic capital. Retail Banking decreased slightly to 33.0% from 34.0% due to model refinements. The after-tax RAROC of ING Direct declined to 11.8% from 15.5%, partly caused by higher tax charges. Total underlying economic capital increased by EUR 1.1 billion to EUR 15.8 billion due to model refinements and increases to support the growth of ING Direct and Retail Banking. In the RAROC calculation, the actual credit-risk provisioning is replaced by statistically expected losses reflecting the average credit losses over the entire economic cycle. As ING prepares for Basel II, further refinements to the model are in progress which are expected to increase economic capital and have a negative impact on the RAROC figures from 2007.

14

3.1 Wholesale Banking
Wholesale Banking: Profit & Loss Account

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Interest result	632	810	-22.0%	599	5.5%	1,906	2,097	-9.1%
Commission income	304	319	-4.7%	327	-7.0%	956	789	21.2%
Investment income	58	86	-32.6%	135	-57.0%	285	369	-22.8%
Other income	345	111	210.8%	404	-14.6%	1,131	828	36.6%

Total underlying income	1,339	1,326	1.0%	1,465	-8.6%	4,278	4,083	4.8%

Operating expenses	821	791	3.8%	822	-0.1%	2,440	2,386	23%
Gross result	518	535	-3.2%	643	-19.4%	1,838	1,697	8.3%
Addition to loan loss provision	-9	-26		-74		-141	-110

Underlying profit before tax	527	561	-6.1%	717	-26.5%	1,979	1,807	9.5%

-General Lending & PCM	139	187	-25.7%	202	-31.2%	524	469	11.7%
- Structured Finance	117	118	-0.8%	122	-4.1%	390	363	7.4%
- Leasing & Factoring	48	46	4.3%	53	-9.4%	158	122	29.5%
- Financial Markets	83	175	-52.6%	168	-50.6%	487	616	-20.9%
- Other Wholesale Banking products	-14	-52		43	-132.6%	21	-11
- ING Real Estate	154	87	77.0%	129	19.4%	399	248	60.9%

Key Figures
Underlying cost/ income ratio	61.3%	59.7%		56.1%		57.0%	58.4%
Risk costs in bp of average CRWA	-3	-5		-16		-12	-8
Risk-weighted assets (end of period)	157,462	162,864	-3.3%	170,809	-7.8%	157,462	162,864	-3.3%
Underlying RAROC before tax						24.9%	22.3%
Underlying RAROC after tax						20.8%	18.1%
Economic capital (average over period)						8,097	8,308	-2.5%

Staff (FTEs end of period)	20,473	20,556	-0.4%	20,405	0.3%	20,473	20,556	-0.4%

Key Performance Indicators
•	Underlying RAROC after tax rises to 20.8%

•	Income grows 44.3% at ING Real Estate

•	Risk-weighted assets reduced by 3.3%
ING Wholesale Banking continues to focus on cost control and optimising capital allocation within the business line to increase returns. Wholesale Banking is focused on delivering profitable growth from value-added businesses such as Structured Finance, Leasing and ING Real Estate, while limiting the growth of risk-weighted assets, particularly in General Lending where margins remain under pressure. Those initiatives continue to pay off, and the risk-adjusted return on capital after tax increased further to 20.8% in the first nine months from 18.1% in the same period last year. The sale of Deutsche Hypothekenbank in September released EUR 9.8 billion of risk-weighted assets, which declined 3.3%, and furthered ING’s strategy to focus on its core businesses. Expenses remained under control, with the cost/income ratio improving to 57.0% in the first nine months from 58.4% a year earlier, despite a deterioration in the third quarter. ING Real Estate continued to capitalise on strong investor demand for property funds as assets under management increased by EUR 12.1 billion to EUR 54.8 billion and income rose 44.3%.
                                            Underlying profit before tax (EUR million)
Earnings Analysis: Third Quarter
A challenging capital markets environment and IFRS volatility put pressure on earnings from Wholesale Banking in the third quarter, however results remained well ahead of last year, with underlying profit before tax in the first nine months up 9.5%. Profit from the client-related Wholesale business and ING Real Estate remained robust. Underlying profit before tax from Wholesale Banking declined 6.1% in the third quarter to EUR 527 million due to lower results from Financial Markets and General Lending and Payments & Cash Management. Financial Markets declined to EUR 83 million from a very strong EUR 175 million in the third quarter last year, due entirely to the revaluation of strategic derivatives for which hedge accounting is not applied. General Lending and Payments & Cash Management posted a 25.7% decline to EUR 139 million, mainly due to lower releases from loan loss provisions. That was offset by strong results at ING Real Estate, where underlying profit before tax rose 77.0% to EUR 154 million, driven by growth of the

15

Wholesale Banking: Geographical Breakdown (excluding ING Real Estate)

	Total		Netherlands		Belgium		Rest of World		Other
In EUR million	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005

Total underlying income	1,062	1,134	395	450	312	294	345	378	10	12
Underlying operating expenses	699	685	250	256	192	185	229	218	28	26

Gross result	363	449	145	194	120	109	116	160	-18	-14
Addition loan loss provision	-10	-25	7	8	8	-9	-25	-24	0	0

Underlying profit before tax	373	474	I38	186	112	118	141	184	-18	-14

Underlying cost/income ratio	65.8%	60.4%	63.3%	56.9%	61.5%	62.9%	66.4%	57.7%	280.0%	216.7%
Risk costs (bp of average CRWA)	-3	-6	5	7	10	-9	-23	-17	0	0
Risk-weighted assets (in EUR bln)	130.4	137.6	50.9	50.4	34.8	39.2	44.1	47.3	0.7	0.7
Underlying RAROC before tax[1]	21.4%	21.2%	19.1%	24.8%	31.5%	29.2%	18.3%	15.7%	-1.8%	-38.9%
Economic capital[1]	7,060	7,293	2,869	2,581	1,727	1,948	2,316	2,588	148	176

1.	Figures are first nine months
investment management activities and a strong improvement of the result from the development activities.
Income
Underlying income from Wholesale Banking rose 1.0% to EUR 1,339 million as a 44.3% increase at ING Real Estate was offset by lower income from Financial Markets due to the negative revaluation of strategic derivatives, mainly in the Netherlands and Rest of World. Adjusted for a EUR 236 million reclassification from net trading income in Belgium in the third quarter of 2005, the interest result rose 10.1% while other income declined 0.6%.
Expenses
Operating expenses remained under control, rising 3.8%, including increases to support the growth of ING Real Estate as well as EUR 33 million in additional compliance-related costs. Out of EUR 70 million in compliance costs expected this year, EUR 38 million has been taken in the first nine months and the remainder is expected in the fourth quarter. The cost/income ratio increased to 61.3% from 59.7%, however on a nine-month basis the cost/income ratio improved to 57.0% from 58.4%. The number of Wholesale staff was 0.4% lower at 20,473 as the impact of the sale of Williams de Broë and Deutsche Hypothekenbank was offset by increases at ING Real Estate, ING Lease and ING Commercial Finance.
For the seventh consecutive quarter ING Wholesale Banking booked a net release from the provision for loan losses as previous provisions were recovered. While there is no deterioration visible in the quality of the portfolio, risk costs are expected to return to more normalised levels over the coming quarters as potential releases diminish. The net release was EUR 9 million, or an annualised 3 basis points of average credit-risk-weighted assets compared with a release of EUR 26 million, or 5 basis points, in the third quarter last year.
RAROC
The underlying risk-adjusted return on capital after tax from Wholesale Banking increased strongly to 20.8% from 18.1%, driven by higher returns from ING Real Estate and improved capital efficiency at the Wholesale Banking activities. The underlying pre-tax RAROC for Wholesale Banking excluding ING Real Estate rose to 21.4% from 21.2%, supported by increases in Belgium and Rest of World. The pre-tax RAROC in the Netherlands declined to 19.1% due to Financial Markets. The economic capital of Wholesale Banking excluding ING Real Estate decreased by EUR 0.2 billion to EUR 7.1 billion, due to Belgium and Rest of World, while economic capital in the Netherlands increased.
Focus: ING Real Estate

In EUR million	3Q2006	3Q2005	Change

Total underlying income	277	192	44.3%
Underlying operating expenses	122	106	15.1%

Gross result	155	86	80.2%
Addition to Loan Loss provision	1	-1

Underlying profit before tax	154	87	77.0%

- of which Investment Management	29	21	38.1%
- of which Investment Portfolio[1]	42	58	-27.6%
-of which Finance	48	45	6.7%
- of which Development	35	-37

Underlying cost/income ratio	44.0%	55.2%
Risk costs (bp of average CRWA)	1	-3
Risk-weighted assets (EUR bln)	27.0	25.2	7.2%
Underlying RAROC before tax[2]	49.0%	30.3%
Economic capital[2]	1,037	1,015	2.2%
ING Real Estate portfolio (EUR bin)[3]	79.2	75.1	5.5%

1.	Investment portfolio own account

2.	Figures are first nine months

3.	30 September 2006 compared with 30 June 2006
ING Real Estate continued to capitalise on investor demand for property funds at Investment Management, while results from Real Estate Development posted a strong improvement over last year. Underlying profit before tax from ING Real Estate rose 77.0% to EUR 154 million in the third quarter. Development turned from a loss of EUR 37 million in the third quarter last year to a profit of EUR 35 million, supported by high results on the sale of finished projects, including The New York Times Tower project in the U.S. Profit before tax from Investment Management rose 38.1% to EUR 29 million as assets under management increased by EUR 12.1 billion to EUR 54.8 billion. Profit from Real Estate Finance rose 6.7% to EUR 48 million, supported by growth of the portfolio which increased by EUR 2.9 billion to EUR 21.7 billion. The pre-tax RAROC of ING Real Estate rose to 49.0% from 30.3% as higher returns more than offset a EUR 22 million increase in economic capital.

3.2 Retail Banking
Retail Banking: Profit & Loss Account

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Interest result	1,128	1,125	0.3%	1,152	-2.1%	3,429	3,272	4.8%
Commission income	290	283	2.5%	292	-0.7%	919	826	11.3%
Investment income	4	9	-55.6%	1	300.0%	17	13	30.8%
Other income	50	91	-45.1%	36	38.9%	135	167	-19.2%

Total underlying income	1,472	1,508	-2.4%	1,481	-0.6%	4,500	4,278	5.2%

Operating expenses	973	1,001	-2.8%	981	-0.8%	2,917	2,904	0.4%
Gross result	499	507	-1.6%	500	-0.2%	1,583	1,374	15.2%
Addition to loan loss provision	26	6	333.3%	48	-45.8%	92	65	41.5%

Underlying profit before tax	473	501	-5.6%	452	4.6%	1,491	1,309	13.9%

Key Figures
Underlying cost/income ratio	66.1%	66.4%		66.2%		64.8%	67.9%
Risk costs in bp of average CRWA	11	3		20		13	10
Total risk-weighted assets (end of period)	97,747	89,632	9.1%	97,540	0.2%	97,747	89,632	9.1%
Underlying RAROC before tax						46.2%	49.7%
Underlying RAROC after tax						33.0%	34.0%
Economic capital (average over period)						4,036	3,301	22.3%
Staff (FTEs end of period)	37,522	36,868	1.8%	37,264	0.7%	37,522	36,868	1.8%

Key Performance Indicators
•	Underlying RAROC after tax high at 33.0%

•	Income pressure due to flattening yield curves

•	Cost/income ratio improves to 66.1 % from 66.4%
ING’s retail banking businesses continue to focus on growing market share in savings and mortgages in the Benelux as well as investing for growth in developing markets such as Poland, Romania and India. In the third quarter, income came under pressure due to flattening yield curves, however the business performance remained robust with higher volumes, new products and increased market shares in almost all products.
In the Netherlands, ING continued to exercise pricing discipline to balance growth with returns. In a competitive mortgage market, ING opted not to sacrifice margins for market share, and growth in the Dutch residential mortgage portfolio slowed to EUR 0.8 billion in the third quarter from EUR 2.0 billion in the second quarter and EUR 3.4 billion in the first. This pricing discipline helped sustain high returns at Retail Banking, with a risk-adjusted return on capital after tax of 33.0%. Postbank introduced a simple new ‘budget’ mortgage in August which is very competitive in the current interest rate environment, and sales are developing well. Cost control in the Benelux remained tight and the cost/income ratio improved to 66.1% despite investments to expand the businesses in Poland, India and Romania.
ING Bank Slaski in Poland is investing in its branch network and continues to grow its market share in savings and mutual funds. ING Romania has captured a 4.5% market share for retail savings since the rollout of ‘Selfbanks’ started in mid-2004. ING Vysya Bank in India returned to a profit after three quarters of losses as it invested to improve systems and support further expansion.
Underlying profit before tax (EUR million)
Earnings Analysis: Third Quarter
Flattening yield curves put pressure on income in the third quarter, offsetting continued growth in savings and mortgages as the commercial performance remained robust. Underlying profit before tax declined 5.6% to EUR 473 million. Expenses declined, due to cost control in the Benelux and a release from employee benefits provisions in the Netherlands, while investments continued to support growth in developing markets. The cost/income ratio improved slightly to 66.1% in the third quarter and to 64.8% on a nine-month basis. Risk costs rose to EUR 26 million from EUR 6 million due to an increase in the Netherlands and lower releases in Belgium and Poland. Compared with the second quarter of 2006, total underlying profit before tax rose 4.6% due to lower risk costs, which were incidentally high in the second quarter due to a revision of parameters for provisions on non-performing loans.
Profit before tax in the Netherlands declined 1.1 % to EUR 357 million due to higher risk costs, while a decline in income was offset by lower expenses. In Belgium, profit before tax was 19.6% lower, due to an increase in client rates on savings and a smaller release of risk costs. In Poland, profit declined to EUR 15 million from EUR 20 million due entirely to a lower release of risk costs. The pre-tax results of the retail banking activities in Rest of World rose 5.6% to EUR 19 million driven by Private Banking in Asia.

Retail Banking: Geographical Breakdown

	Total		Netherlands		Belgium[1]		Poland		Rest of World
In EUR million	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005

Total underlying income	1,472	1,508	980	1,010	363	377	61	53	68	68

Operating expenses	973	1,001	586	621	286	284	49	43	52	53

Gross result	499	507	394	389	77	93	12	10	16	15

Addition to loan loss provision	26	6	37	28	-5	-9	-3	-10	-3	-3

Underlying profit before tax	473	501	357	361	82	102	15	20	19	18

Underlying cost/income ratio	66.1%	66.4%	59.8%	61.5%	78.8%	75.3%	80.3%	81.1%	76.5%	77.9%

Risk costs (bp of average CRWA)	11	3	21	17	-11	-24	-164	-658	-13	-21

Risk-weighted assets (EUR billion)	97.7	89.6	70.9	67.1	19.7	15.8	0.7	0.7	6.5	6.1

Underlying RAROC before tax[2]	46.2%	49.7%	68.8%	66.7%	56.6%	50.8%	23.9%	4.8%	-2.3%	4.3%

Economic capital[2]	4,036	3,301	2,119	1,986	711	554	127	129	1,079	632

1.	Including Luxembourg & Switzerland

2.	Figures are first nine months
Income
Underlying income was 2.4% lower at Eur 1,472 million as pressure on income in the Netherlands and Belgium due to flatter yield curves offset strong growth in Poland. Income from the Netherlands declined 3.0% as lower prepayment penalties as well as lower margins on current accounts offset higher volumes in almost all products. In Belgium income declined 3.7% due to lower interest income on savings following client-rate increases in July. In Poland income rose 15.1% driven by higher income from savings and current accounts. The total interest result rose 0.3% as volume growth was largely offset by yield curve pressure. Other income declined 45.1%, or EUR 41 million, mainly due to lower revaluation results on strategic derivatives, particularly in Belgium. Commission income rose 2.5%, driven by higher asset management fees and insurance broking commission. That was partially offset by lower funds-transfer commission in the Netherlands due to the shift of fees paid for ATM use as of the second quarter of 2006.
Expenses
Operating expenses declined 2.8% to EUR 973 million as lower expenses in the Netherlands more than offset investments to grow the businesses in Poland, Romania and India. Expenses in the Netherlands were 5.6% lower as a EUR 45 million release from employee benefits provisions offset higher compliance costs and a EUR 31 million redundancy provision for Ops&IT. Expenses in the year-earlier period also included EUR 23 million in IT restructuring costs and EUR 27 million accelerated software depreciation. Out of the EUR 100 million in compliance costs initially expected this year for customer due diligence in the Netherlands, about EUR 50 million has been taken so far. In the fourth quarter approximately EUR 25 million is expected, and further compliance-related costs are anticipated in 2007. In Belgium, expenses rose marginally by 0.7%, while in Poland expenses increased 14.0% due to higher staff expenses and investments in the branch network. The overall cost/income ratio improved to 66.1 % from 66.4% in the third quarter last year. The number of retail staff rose 1.8% to 37,522 as growth in India and Romania was offset in part by declines in the Netherlands, Belgium and Poland.
The addition to the provision of loan losses rose to EUR 26 million from EUR 6 million in the third quarter of 2005, due to higher risk costs in the Netherlands and lower net releases in Belgium and Poland. The addition equalled an annualised 11 basis points of average credit-risk-weighted assets up from 3 basis points a year earlier.
RAROC
The Retail Banking businesses maintained strong value creation through pricing discipline in a challenging interest rate environment. The underlying risk-adjusted return on capital after tax decreased slightly to 33.0% in the first nine months of 2006 from 34.0%, due entirely to model refinements. The Netherlands and Belgium both showed further increases in their strong pre-tax RAROCs and Poland jumped to 23.9% from 4.8% as returns increased. The pre-tax RAROC from the Other Retail Banking activities dropped to - 2.3% from 4.3%, due to litigation provisions in the second quarter and investments to support expansion at ING Vysya Bank. Total economic capital increased by EUR 0.7 billion to EUR 4.0 billion due to model refinements, an increase in the value of ING’s stake in Kookmin Bank, the purchase of a 19.9% stake in the Bank of Beijing, as well as growth of the business.
Focus: Private Banking

In EUR million	3Q2006	3Q2005	Change

Total underlying income	159	146	8.9%

Operating expenses	98	90	8.9%

Gross result	61	56	8.9%

Addition to loan loss provision	0	2

Underlying profit before tax	61	54	13.0%

- of which Netherlands	19	22	-13.6%

- of which Belgium[1]	28	25	12.0%

- of which Rest of World	14	7	100.0%

Cost/income ratio	61.6%	61.6%

AUM (EUR billion)[2]	56.6	54.9	3.1%

1.	Including Luxembourg & Switzerland

2.	30 September compared with 30 June 2006.
Underlying profit before tax of the Private Banking activities included in the results of the Netherlands, Belgium and Other Retail Banking rose 13.0% to EUR 61 million, driven by income growth in Belgium and Asia, and by a decline in risk costs. The cost/income ratio was unchanged at 61.6% as growth in income was paced by expense growth. Total assets under management for Private Banking clients increased in the third quarter by EUR 1.7 billion to EUR 56.6 billion at the end of September 2006, mainly due to higher stock markets. Net inflow in the quarter was EUR 0.6 billion.

18

3.3 ING Direct

ING Direct: Profit & Loss Account

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Interest result	531	516	2.9%	551	-3.6%	1,638	1,400	17.0%
Commission income	30	30	0.0%	34	-11.8%	97	76	27.6%
Investment income	13	11	18.2%	14	-7.1%	39	46	-15.2%
Other income	9	3	200.0%	9	0.0%	24	22	9.1%

Total underlying income	583	560	4.1%	608	-4.1%	1,798	1,544	16.5%

Operating expenses	380	350	8.6%	399	-4.8%	1,203	1,017	18.3%
Gross result	203	210	-3.3%	209	-2.9%	595	527	12.9%
Addition to loan loss provision	28	31	-9.7%	13	115.4%	61	94	-35.1%

Underlying profit before tax	175	179	-2.2%	196	-10.7%	534	433	23.3%

Key Figures
Interest margin	0.85%	0.94%		0.90%		0.90%	0.91%
Cost/income ratio	65.2%	62.5%		65.6%		66.9%	65.9%
Risk costs in bp of average CRWA	13	19		6		10	21
Total risk-weighted assets (end of period)	87,216	69,983	24.6%	83,055	5.0%	87,216	69,983	24.6%
RAROC before tax						19.2%	21.1%
RAROC after tax						11.8%	15.5%
Economic capital (average over period)						3,402	2,990	13.8%
Staff (FTEs end of period)	7,758	6,784	14.4%	7,657	1.3%	7,758	6,784	14.4%

Key Performance Indicators
•	Record mortgage growth of EUR 5.8 billion in 3Q

•	Total customers up 631,000 to EUR 17.1 million

•	Funds entrusted grow EUR 3.2 billion to EUR 200.2 billion
ING Direct continues to invest in long-term value creation by building its client base, expanding its geographical footprint, and gradually rolling out new products to meet its customers’ needs. At the end of the third quarter ING Direct launched in Chicago as the company continues to expand its reach in the U.S. market. In addition, ING Direct introduced a residential mortgage product in the U.K. in October.
The interest rate environment remained challenging in the third quarter as ING Direct faced rising short-term interest rates and a flattening yield curve in each of the currency zones in which it operates. Client rates were raised in all countries to maintain a solid value proposition for customers, while marketing efforts focused on mortgages given the difficult interest rate environment.
Growth continued in the third quarter, led by strong mortgage production. The residential mortgage portfolio grew by EUR 5.8 billion in the third quarter to EUR 66.8 billion. ING Direct added 631,000 new customers, bringing the total to 17.1 million. Funds entrusted grew by EUR 3.2 billion in the third quarter to reach EUR 200.2 billion. Off-balance sheet funds entrusted such as mutual funds added another EUR 1.1 billion in the third quarter to EUR 14.1 billion.
Underlying profit before tax (EUR million)
Earnings Analysis: Third Quarter
Continued commercial growth at ING Direct largely offset the impact of flattening yield curves and increased client rates in all countries. Underlying profit before tax remained strong at EUR 175 million, down 2.2% compared with the same quarter last year. Operating expenses increased as ING Direct continues to invest for long-term value creation.
Income
Total income rose a modest 4.1% to EUR 583 million as the impact of continued commercial growth was partially offset by a narrowing of the interest margin. The total interest margin decreased to 0.85% from 0.90% in the second quarter and 0.94% in the third quarter last year as client rates were increased in all countries to continue to offer customers value for money. Further client rate increases have been announced in Spain and Germany since the end of September.
Expenses
Operating expenses rose 8.6% to EUR 380 million, mainly due to increased staff numbers to keep pace with commercial growth,

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particularly in mortgages. Marketing costs were on the same level as in the third quarter last year. As a result, the cost/income ratio increased to 65.2% from 62.5% in the third quarter last year. The operational cost base (excluding marketing expenses) was 0.42% of total assets in the first nine months of this year compared with 0.40% in full-year 2005, due to investments in mortgages. The number of full-time staff increased to 7,758 from 6,784 a year earlier.
The addition to the provision for loan losses declined to EUR 28 million, or an annualised 13 basis points of average credit-risk-weighted assets, compared with 19 basis points in the third quarter of 2005.
RAROC
The after-tax risk-adjusted return on capital of ING Direct declined to 11.8% in the first nine months of 2006 from 15.5% in the first nine months of 2005, partly caused by higher tax charges. The pre-tax RAROC declined to 19.2% from 21.1%. Economic capital increased to EUR 3.4 billion from EUR 3.0 billion, reflecting the continued growth of the business.
ING Direct: Geographical Breakdown

	Underlying profit before tax		Number of Clients		Funds Entrusted		Residential Mortgages
	(In EUR million)		(x 1,000)		(In EUR billion)		(In EUR billion)
	3Q	3Q	30 Sept	30 June	30 Sept	30 June	30 Sept	30 June
	2006	2005	2006	2006	2006	2006	2006	2006

Canada	16	22	1,449	1,400	12.8	12.6	9.9	9.0
Spain	13	12	1,420	1,380	13.3	12.2	4.4	4.2
Australia	23	21	1,369	1,324	10.8	10.4	14.3	13.4
France	10	6	600	576	11.8	12.1
United Slates	8	41	4,379	4,080	36.9	36.7	12.1	11.1
Italy	14	10	762	742	14.0	13.6	1.5	1.3
Germany & Austria	94	79	5,988	5,854	62.9	62.2	24.7	22.0
United Kingdom	3	-6	1,098	1,078	37.7	37.2

ING Direct units	181	185	17,065	16,434	200.2	196.9	66.8	61.0

ING Card	-6	-6

Total	175	179

Geographical Breakdown
All countries posted higher results in the third quarter except the U.S. and Canada, where yield curves were inverted. Profit before tax in Germany & Austria rose to EUR 94 million from EUR 79 million in the third quarter of last year supported by the continued growth of the business, particularly mortgages and off-balance sheet funds.
Profit before tax of ING Direct U.S. declined to EUR 8 million from EUR 41 million in the third quarter of 2005 as a result of increases in client rates, an inverse yield curve and increased competition. However growth continued with 299,000 new customers added in the third quarter. ING Direct Canada faced the same environment, resulting in a decline in the profit before tax to EUR 16 million from EUR 22 million in the third quarter of last year.
ING Direct Spain reported a strong net inflow of EUR 1.0 billion in funds entrusted, recovering from the net outflow of EUR 1.5 billion in the second quarter following a market scandal in May. France showed a small decline in funds entrusted due to seasonality and lower marketing efforts. The depreciation of the euro in the third quarter had a positive impact on both mortgages and funds entrusted. Excluding currency effects, the residential mortgage portfolio increased EUR 5.6 billion and funds entrusted increased EUR 2.2 billion.
ING Card
ING Card reported a loss of EUR 6 million in the third quarter of 2006, unchanged compared to the third quarter last year but down from breakeven in the second quarter. The decline was due to higher risk costs as a result of a change in parameters for provisions on non-performing loans.
Funds Entrusted & Mortgages (EUR billion)

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4. Assets under Management
Assets under Management distributed per Business Line

	Total		AUM by Business Line, 30 September 2006
	30 Sept	30 June	Insurance	Insurance	Insurance	Wholesale	Retail
In EUR billion	2006	2006	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct

Third-party AUM:
- for insurance policyholders	123.4	117.4	33.5	64.0	25.9
- lor institutional clients	107.6	99.0	28.2	23.9	10.0	44.2	1.3
- for retail clients	91.1	86.4	7.7	34.7	16.5	2.3	23.2	6.7
- For private banking clients	56.6	54.9					56.6

Total third-party AUM	378.7	357.7	69.4	122.6	52.4	46.5	81.1	6.7

Proprietary assets	190.6	188.5	83.6	77.0	24.9	5.1

Total assets under management	569.3	546.2	153.0	199.6	77.3	51.6	81.1	6.7

Net inflow (in quarter)	13.6	10.5	2.8	3.6	3.0	2.7	0.8	0.7

•	Net inflow reaches EUR 13.6 billion in third quarter

•	Total AUM up EUR 23.1 billion to EUR 569.3 billion

•	Third-party AUM grow by 5.9% to EUR 378.7 billion
Assets under Management
Assets under management increased by EUR 23.1 billion in the third quarter to EUR 569.3 billion at the end of September, driven by strong inflows at all business lines and higher stock markets. A solid net inflow of EUR 13.6 billion accounted for more than half of the increase. Market gains added EUR 11.3 billion while currency rates had a negative impact of EUR 1.8 billion. The growth was achieved mainly in third-party assets, which increased by EUR 21.0 billion to EUR 378.7 billion, accounting for two-thirds of total assets under management.
Assets under Management (EUR billion, end of period)
Inflow
The net inflow increased to EUR 13.6 billion in the third quarter from EUR 10.5 billion in the second quarter and EUR 7.0 billion in the first. The increase was driven by strong demand for property investment funds at ING Real Estate (EUR 2.7 billion) and continued growth at Insurance Americas (EUR 3.6 billion) and Insurance Asia/Pacific (EUR 3.0 billion). The net inflow at Insurance Europe improved to EUR 2.8 billion from EUR 0.2 billion in the second quarter. ING Direct and Private Banking attracted inflows of EUR 0.7 billion and EUR 0.6 billion respectively.
AUM Movement (EUR billion)
Assets under Management by Manager

	Total		Third-Party Assets		Proprietary Assets
	30 September	30 June	30 September	30 June	30 September	30 June
In EUR billion	2006	2006	2006	2006	2006	2006

ING Investment Management Europe	147.8	139.7	89.2	84.2	58.6	55.5
ING Investment Management Americas	149.8	148.4	71.6	67.7	78.2	80.7
ING Investment Management Asia/Pacific	63.4	59.5	39.6	36.3	23.8	23.2

ING Investment Management	361.0	347.6	200.4	188.2	160.6	159.4
ING Real Estate	57.5	54.2	46.5	43.3	11.0	10.9
Private Banking	48.8	47.0	48.8	47.0
Other	26.2	24.7	7.2	6.5	19.0	18.2

Assets managed internally	493.5	473.5	302.9	285.0	190.6	188.5

Funds managed externally	75.8	72.7	75.8	72.7

Total assets under management	569.3	546.2	378.7	357.7	190.6	188.5

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Assets under Management by Manager
The asset management business units manage EUR 493.5 billion of assets, of which EUR 190.6 billion is proprietary assets of ING Group and EUR 302.9 billion is third-party assets. In addition, ING’s business lines have distributed EUR 75.8 billion of funds managed by external fund managers under open-architecture systems, illustrating the strength of ING’s distribution channels, particularly the U.S. retirement services and annuities businesses, ING Direct and ING Life Japan.
ING Investment Management
ING Investment Management oversees both third-party assets and proprietary assets of ING Group. The total assets managed by ING IM amounted to EUR 361.0 billion of which EUR 200.4 billion is third-party assets. Total third-party assets increased 6.5% in the third quarter, driven by a solid net inflow of EUR 4.1 billion and favourable stock markets. ING IM delivered a sound investment performance in the third quarter with 64% of mutual funds assets outperforming their benchmark and 64% outperforming their peer median on a 3-year basis.
At ING IM Europe, third-party assets under management increased 5.9% to EUR 89.2 billion, including a net inflow of EUR 1.6 billion. The most successful strategy was ‘emerging markets debt’ which generated EUR 0.7 billion in inflow. ING IM Europe expanded its own distribution network by opening an office in Germany. The fund manager’s own distribution network accounted for EUR 36.0 billion of assets under management and generated EUR 1.1 billion of the net inflow in the third quarter.
Third-party assets under management at ING IM Americas increased 5.8% to EUR 71.6 billion, with a net inflow of EUR 0.7 billion. Strong sales were achieved through the ‘investment grade’, ‘high yield’ and ‘senior bank loan’ strategies. Senior loan sales totalled EUR 0.8 billion, of which EUR 0.5 billion were distributed by ING IM Europe, further leveraging the strength of ING’s senior loan capabilities across the global distribution.
In Asia/Pacific third-party assets under management grew by 9.1% to EUR 39.6 billion, with a net inflow of EUR 1.8 billion in the third quarter. Two new funds were successfully launched: ING China A Share Fund and CMF China Anben Fund attracted EUR 0.14 billion and EUR 0.31 billion, respectively.
ING IM third-party Aum (EUR billion)
ING Real Estate
Assets under management at ING Real Estate, including the Investment Management and Development portfolios, increased 6.1% to EUR 57.5 billion. The total portfolio of ING Real Estate, including the lending portfolio of Real Estate Finance, increased 5.5% in the third quarter to EUR 79.2 billion.
Growth was driven mainly by the Investment Management business, which continued to capitalise on strong appetite for property funds among institutional investors. The assets under management at the Investment Management business increased by EUR 3.3 billion in the third quarter to EUR 54.8 billion, driven by a strong net inflow of EUR 1.9 billion at ING Clarion in the U.S. ING Real Estate Investment Management launched a takeover bid in the third quarter for Summit Real Estate Investment Trust in Canada, which will make ING Real Estate Investment Management the largest industrial property manager in Canada. In addition, six new funds were launched for institutional investors, with target investments of more than EUR 4 billion.
The Development portfolio remained stable at EUR 2.7 billion. Several large projects were successfully sold in the third quarter including The New York Times Tower project in the U.S. The Finance portfolio increased by EUR 0.8 billion to EUR 21.7 billion. The strategy to diversify the portfolio from the Dutch market to international markets progressed on plan, and the share of international lending increased to 35% in the third quarter, up from 30% at year-end 2005.
ING Real Estate portfolio (EUR billion,at end of period)
ING Private Banking
ING Private Banking manages EUR 56.6 billion of assets for its clients, of which EUR 4.3 billion was invested in investment funds from ING and EUR 3.5 billion in funds from external managers. The remaining EUR 48.8 billion was managed directly by ING Private Banking. Assets under management by ING Private Banking increased EUR 1.8 billion in the third quarter, driven by EUR 0.6 billion in net inflow as well as favourable stock markets. Growth was driven by Asia, where assets increased by EUR 0.8 billion to EUR 9.6 billion, with net inflow of EUR 0.3 billion. Europe remains the largest market, with most of the assets concentrated in Belgium, Luxembourg and Switzerland (EUR 28.9 billion) and the Netherlands (EUR 16.9 billion).
Third-Party assets managed internally by asset class

In EUR billion	30 September 2006		30 June 2006

Equities	96.5	31.8%	91. 8	32.2%
Fixed-income	116.6	38.5%	107.4	37.7%
Real Estate	51.1	16.9%	47.4	16.6%
Cash	38.7	12.8%	38.4	13.5%

Total	302.9	100%	285.0	100%

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5. Capital Management
Capital Base: ING Groep NV

	30 Sept	30 June
In EUR million	2006	2006

Shareholders’ equity (in parent)	36,729	33,214
Group hybrid capital	7,771	8,336
Group leverage (core debt)	4,217	4,477

Total capitalisation (Bank + Insurance)	48,718	46,026

- Revaluation reserves fixed income & other	3,917	1,105
- Group leverage (core debt) (d)	4,217	4,477

Adjusted equity (e)	40,584	40,445

Debt/equity ratio (d/(d+e))	9.41%	9.97%

•	Capital ratios all remain strong

•	Fixed income portfolio drives growth of capital base

•	Sale of DHB and securitisations release capital
ING’s Capital Base
ING’s capital position remains robust. Shareholders’ equity increased from EUR 33.2 billion to EUR 36.7 billion in the third quarter. The increase was primarily driven by a higher valuation of the fixed income portfolio (+EUR 2.2 billion net of shadow accounting). Net profit and unrealised gains on equity securities also strengthened the capital base. These factors were only partially offset by the cash dividend of EUR 1.3 billion paid out to ING shareholders.
Capital Market Transactions
ING Group sold 2,590,000 of its own shares from its delta hedge portfolio, which is used to hedge the position for employee options. The shares were sold in August on the open market at an average price of EUR 32.97. On 28 September, ING Group redeemed EUR 600 million in perpetual securities that were used as hybrid Tier-1 capital by ING Bank. In addition effective balance sheet management at the bank, including the sale of Deutsche Hypothekenbank and securitisations, reduced less efficient risk-weighted assets and freed up more than EUR 1 billion of Tier-1 capital. Finally, ING Insurance issued EUR 2 billion in 7-year bonds through a successful two-tranche floating and fixed rate transaction.
Capital Ratios: ING Insurance NV

	30 Sept	30 June
In EUR million	2006	2006

Adjusted equity (e)	28,592	28,236
Core debt (d)	4,290	3,851

Debt/equity ratio (d/(d+e))	13.05%	12.00%

Available regulatory capital (a)	24,083	23,811
E.U. required regulatory capital (b)	9,407	9,277

Capital coverage ratio (a/b)	256%	257%

Buffer for equities & real estate (c)	6,394	5,908

Internal capital coverage ratio (a/b+c)	152%	157%

Adjusted Equity (EUR billion)
Capital Ratios
The Group calculates its capital ratios on the basis of adjusted equity, which is calculated as shareholders equity plus hybrid Tier-1 capital minus the revaluation reserves fixed income securities. The leverage position of ING Group and Insurance both remained within target. The Group’s debt/equity ratio improved from 9.97% to 9.41%, well within the target of 10%. The improvement was mainly driven by lower core debt, net profit and unrealised gains on equity securities. The debt/equity ratio of ING Insurance increased to 13.0% from 12.0%, remaining well within the 15% target. The slight increase in leverage was used to grow the equity base of several Insurance subsidiaries. The E.U. capital coverage ratio of insurance declined marginally to 256%. The Tier-1 ratio of the bank improved 16 basis points to 7.48%. The sale of Deutsche Hypothekenbank and securitisations reduced risk-weighted assets by EUR 10 billion and EUR 7 billion, respectively, in the third quarter. This was only partly mitigated by the redemption of EUR 600 million in hybrid Tier-1 capital.
Credit Ratings
Standard & Poor’s and Moody’s maintain a stable outlook on the ratings of ING Group (AA-, Aa3), ING Insurance (AA-, Aa3) and ING Bank (AA, Aa2). In August, Fitch Ratings upgraded ING Bank’s long-term rating to AA from AA-. The outlook remains stable.
Capital Ratios: ING Bank NV

	30 Sept	30 June
In EUR million	2006	2006

Core Tier- 1	19,006	18,670
Hybrid Tier- 1	5,836	6,406

Total Tier-1 capital	24,841	25,076

Other capital	11,748	12,342

BIS Capital	36,589	37,418

Risk-weighted assets	332,016	342,642

Tier-1 ratio	7.48%	7.32%

BIS ratio	11.02%	10.92%

For further detail on the capital base for ING Group, Insurance and Banking please refer to Appendix 4.

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Appendix 1: Key Figures
ING Group: Key Figures

	First Nine Months		Annual Figures
Income (EUR million)	9M2006	9M2005	FY2005	FY2004	FY2003[1]	FY2002[1]	FY2001[1]

Insurance operations	45,179	42,809	57,424	55,602	53,223	59,729	55,999
Banking operations	10,581	10,464	13,848	12,678	11,680	11,201	11,111

Total income[2]	55,608	53,183	71,141	68,159	64,736	70,913	66,685

Operating Expenses
Insurance operations	3,845	3,788	5,195	4,746	4,897	5,203	5,583
Banking operations	6,694	6,606	8,844	8,795	8,184	8,298	8,186

Total operating expenses	10,539	10,394	14,039	13,541	13,081	13,501	13,769

Impairments/add’n to loan loss provision	12	65	119	475	1,288	2,099	907
Insurance profit before tax	3,595	2,939	3,978	4,322	3,506	4,453	3,896
Banking profit before tax	3,872	3,796	4,916	3,418	2,371	1,468	2,170

Total profit before tax	7,467	6,735	8,894	7,740	5,877	5,921	6,066

Taxation	1,621	1,169	1,379	1,709	1,490	1,089	1,165
Third-party- interests	255	196	305	276	344	332	324

Net profit	5,591	5,370	7,210	5,755	4,043	4,500	4,577

Figures per ordinary share (EUR)
Net profit	2.59	2.47	3.32	2.71	2.00	2.32	2.37
Distributable net profit	2.59	2.47	3.32	2.71	2.00	2.20	2.20
Dividend			1.18	1.07	0.97	0.97	0.97

Shareholders’ equity (in parent)	17.05	16.33	16.96	12.95	10.08	9.14	11.03

Balance Sheet (EUR billion)
Total assets	1,221	1,134	1,159	964	779	716	705

Capital & Reserves	37	35	37	28	21	18	22

Capital Ratios (%)
ING Group debt/eqiuty ratio	9.4%	9.9%	9.4%	12.6%
Insurance capital coverage ratio	256%	246%	255%	204%	180%	169%	180%
Insurance debt/equity ratio	13.0%	14.2%	13.4%	14.4%
Bank Tier-1 ratio	7.48%	7.32%	7.32%	6.92%	7.59%	7.31%	7.03%

Market capitalisation (EUR billion)	76	55	65	49	39	32	57

Ordinary shares outstanding (million)	2,205	2,205	2,205	2,205	2,115	1,993	1,993
Preference shares outstanding (million)	63	87	87	87	87	87	87
Warrants B in issue until 5 January 2008 (million)	17	17

Key Performance Indicators
- Net return on equity (ROE)	23.1%	26.7%	26.6%	25.4%	21.5%	17.4%	15.3%
- Net profit growth	4%	24%	25%	n/a	-10%	-2%	-62%

Insurance
- Value of new life business	679	583	805	632	440	519	336
- Internal rate of return (life)	13.8%	12.8%	13.2%	12.1%	10.9%	11.5%	11.2%
- Combined ratio (non-life)	91%	93%	95%	94%	98%	102%	103%

Banking
- Cost/Income ratio (total)	63.3%	63.1%	63.9%	69.4%	70.1%	74.1%	73.7%
-RAROC after tax (total)	19.8%	22.8%	22.6%	14.5%

Assets under management (EUR billion)	569	538	547	492	463	449	513

Employees (FTEs end of period)	120,415	116,787	116,614	112,195	114,335	116,200	113,100

1.	Figures according to Dutch GAAP

2.	Including inter-company eliminations

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Appendix 2: Key Figures per Quarter
ING Group: Key Figures per Quarter

In EUR million	3Q2006	2Q2006	1Q2006	4Q2005	3Q2005	2Q2005	1Q2005

Underlying profit before tax:
Insurance Europe	540	704	443	561	465	490	506
Insurance Americas	512	457	484	424	569	549	437
Insurance Asia/Pacific	168	157	156	112	113	52	169
Corporate Line Insurance	-195	-2	122	-75	-44	-226	-127

Underlying profit before tax from Insurance	1,025	1,316	1,205	1,022	1,103	865	985

Wholesale Banking	527	717	735	492	561	537	709
Retail Banking	473	452	566	506	501	414	394
ING Direct	175	196	163	184	179	127	127
Corporate Line Banking	-43	-25	-20	-64	-3	-56	-54

Underlying profit before tax from Banking	1,132	1,340	1,444	1,118	1,238	1,022	1,176

Underlying profit before tax	2,157	2,656	2,649	2,140	2,341	1,887	2,161

Taxation	427	559	599	486	564	371	577
Underlying profit before minority interests	1,730	2,097	2,050	1,654	1,777	1,516	1,584
Minority interests	76	86	89	108	69	62	58

Underlying net profit	1,654	2,011	1,961	1,546	1,708	1,454	1,526

Net gains/losses on divestments	-83	-9	30	18	-2	8	390
Net profit from divested units		12	15	-2	2	-46	25
Special items after tax				278	170	135

Net profit (attributable to shareholders)	1,571	2,014	2,006	1,840	1,878	1,551	1,941

Earnings per share (in EUR)	0.73	0.93	0.93	0.85	0.86	0.72	0.89

Divestments & Special Items after tax per Quarter

In EUR million	3Q2006	2Q2006	1Q2006	4Q2005	3Q2005	2Q2005	1Q2005

Underlying net profit	1,654	2,011	1,961	1,546	1,708	1,454	1,526

Net gain/losses on divestments:
- gain on unwinding Piraeus			19
- Australia non-life			11
- sale of Life of Georgia				-7		-39
- sale of Austbrokers				25
- true up individual life reinsurance					13
- sale Baring Asset Management					-15		269
- restructuring NMB-Heller						47
- gain ING Canada greenshoe							19
- sate of Freeler							10
- sale of ING Bank Slaski shares							92
- sale of Williams de Broë		-9
- sale Deutsche Hypothekenbank	-83

Total gains/losses on divestments	-83	-9	30	18	-2	8	390

Profit after tax from divested units		12	15	-2	2	-46	25

Special items after tax:
- tax releases Insurance				130	170	100
- tax releases/tax assets Banking				148		35

Total special items				278	170	135

Net profit (attributable to shareholders)	1,571	2,014	2,006	1,840	1,878	1,551	1,941

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Appendix 3: Consolidated Profit & Loss Account
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	3Q2006	3Q2005	Change	3Q2006	3Q2005	3Q2006	3Q2005

Gross premium income	10,992	11,440	-3.9%	10,992	11,440
Interest result banking operations	2,285	2,405	-5.0%			2,325	2,430
Commission income	1,027	991	3.6%	405	360	622	631
Total investment & other income	3,230	3,122	3.5%	2,795	2,771	450	361

Total underlying income	17,534	17,958	-2.4%	14,192	14,571	3,397	3,422

Underwriting expenditure	11,602	11,829	-1.9%	11,602	11,829
Operating expenses	3,439	3,494	-1.6%	1,219	1,321	2,220	2,173
Other interest expenses	292	283	-3.2%	347	318
Addition to loan loss provisions/impairments	44	11	300.0%	-1		45	11

Total underlying expenditure	15,377	15,617	-1.5%	13,167	13,468	2,265	2,184

Underlying profit before tax	2,157	2,341	-7.9%	1,025	1,103	1,132	1,238

Taxation	427	564	-24.3%	146	246	281	318
Underlying profit before minority interests	1,730	1,777	-2.6%	879	857	851	920
Minority interests	76	69	10.1%	58	64	18	5

Underlying net profit	1,654	1,708	-3.2%	821	793	833	915

Net gains/losses on divestments	-83	-2			13	-83	-15
Net profit from divested units		2			1		1
Special items after tax		170			170

Net profit (attributable to shareholders)	1,571	1,878	-16.3%	821	977	750	901

1. Including inter-company eliminations
Divestments & Special Items after tax

	ING Group			Insurance		Banking
In EUR million	3Q2006	3Q2005	Change	3Q2006	3Q2005	3Q2006	3Q2005

Underlying net profit	1,654	1,708	-3.2%	821	793	833	915

Gains/losses on divestments:
- Individual life reinsurance transaction		13			13
- sale Baring Asset Management		-15					-15
- sale Deutsche Hypothekenbank	-83					-83

Total gains/losses on divestments	-83	-2			13	-83	-15

Profit after tax from divested units		2			1		1

Special items after tax:
- tax releases Insurance		170			170

Total special items		170			170

Total net profit	1,571	1,878	-16.3%	821	977	750	901

26

ING Group: Total Consolidated Profit & Loss Account

	ING Group[1]			Insurance		Banking
In EUR million	3Q2006	3Q2005	Change	3Q2006	3Q2005	3Q2006	3Q2005

Gross premium income	10.992	11,440	-3.9%	10,992	11,440
Interest result banking operations	2,285	2,431	-6.0%			2,325	2,456
Commission income	1,026	999	2.7%	405	360	622	639
Tolal investment & other income	3,151	3,131	-0.6%	2,795	2,792	370	349

Total income	17,454	18,001	-3.0%	14,192	14,592	3,317	3,444

Underwriting expenditure	11,602	11,829	-1.9%	11,602	11,829
Operating expenses	3,439	3,520	-2.3%	1,219	1,322	2,220	2,198
Other interest expenses	292	283	3.2%	347	318
Addition to loan loss provisions/impairments	44	16	175,0%	-1		45	16

Total expenditure	15,377	15,648	-1.7%	13,167	13,469	2,265	2,214

Total profit before tax	2,077	2,353	-11.7%	1,025	1,123	1,052	1,230

Taxation	430	403	6.7%	146	81	284	322
Profit before minority interests	1,647	1,950	-15.5%	879	1,042	768	908

Minority interests	76	72	5.6%	58	65	18	7

Net profit (attributable to shareholders)	1,571	1,878	-16.3%	821	977	750	901

1. Including inter-company eliminations
Divestments & Special Items before tax

	ING Group			Insurance		Banking
In EUR million	3Q2006	3Q2005	Change	3Q2006	3Q2005	3Q2006	3Q2005

Underlying profit before tax	2,157	2,341	-7.9%	1,025	1,103	1,132	1,238

Gains/losses on divestments:
- individual life reinsurance transaction		20			20
- sale of Life of Georgia		-1			-1
- sale of Baring Asset Management		-15					-15
- sale of Deutsche Hypothenbank	-80					-80

Total gains/losses on divestments	-80	4			19	-80	-15

Profit before tax from divested units		8			1		7

Total profit before tax	2,077	2,353	-11.7%	1,025	1,123	1,052	1,230

27

Appendix 4: Consolidated Balance Sheet
ING Group: Consolidated Balance Sheet

	ING Group		ING Verzekeringen NV		ING Bank NV		Holding/Eliminations
	30 Sept	30 June	30 Sept	30 June	30 Sept	30 June	30 Sept	30 June
In EUR million	2006	2006	2006	2006	2006	2006	2006	2006

Assets
Cash and balances with central banks	12,782	15,582	3,393	3,602	9,689	12,295	-300	-315
Amounts due from banks	51,745	56,275			51,745	56,275
Financial assets at fair value through P&L	304,780	292,787	110,401	104,275	195,766	189,600	-1,387	-1,088
Investments	315,889	320,476	142,418	136,430	173,471	184,045		1
Loans and advances to customers	468,460	470,077	37,430	36,963	431,766	433,993	-736	-879
Reinsurance contracts	7,029	7,026	7,028	7,026			1
Investments in associates	3,927	3,762	2,762	2,636	1,170	1,130	-5	-4
Investment property	4,650	4,772	3,098	3,101	1,546	1,665	6	6
Property and equipment	6,172	5,821	1,042	1,064	5,130	4,757
Intangible assets	3,613	3,668	3,343	3,470	369	296	-99	-98
Deferred acquisition costs	10,187	10,126	10,187	10,126
Other assets	31,501	30,531	12,158	10,704	19,342	19,977	1	-150

Total assets	1,220,735	1,220,903	333,260	319,397	889,994	904,033	-2,519	-2,527

Equity and liabilities
Share capital & share premium	8,874	8,874	4,547	4,547	7,048	7,517	-2,721	-3,190
Revaluation reserve equities	4,747	4,072	4,555	3,920	192	152
Revaluation reserve fixed income	3,674	1,339	l,827	157	1,847	1,182
Other revaluation reserves	1,121	942	184	148	710	735	227	59
Currency translation reserve	362	202	299	271	63	-69
Other reserves	17,951	17,785	9,295	9,531	11,731	10,822	-3,075	-2,568

Shareholders’ equity (in parent)	36,729	33,214	20,707	18,574	21,591	20,339	-5,569	-5,699

Minority interests	1,851	1,809	1,440	1,380	432	450	-21	-21

Total equity	38,580	35,023	22,147	19,954	22,023	20,789	-5,590	-5,720

liabilities
Preference shares	215	215					215	215
Subordinated Loans	6,143	6,726	4,144	4,034	18,162	18,674	-16,163	-15,982
Debt securities in issue	74,755	86,001	5,387	3,982	64,139	76,790	5,229	5,229
Other borrowed funds	29,501	29,360	15,409	15,744			14,092	13,616
Insurance and investment contracts	267,773	258,515	267,773	258,515
Amounts due to banks	113,771	116,212			113,772	116,212	-1
Customer deposits and other funds on deposit	501,560	504,674			501,560	504,326		348
Financial liabilities at fair value through P&L	149,722	146,235	875	801	149,061	145,548	-214	-114
Other liabilities	38,715	37,942	17,525	16,367	21,277	21,694	-87	-119

Total liabilities	1,182,155	1,185,880	311,113	299,443	867,971	883,244	3,071	3,193

Total equity and liabilities	1,220,735	1,220,903	333,260	319,397	889,994	904,033	-2,519	-2,527

28

Changes in Shareholders’ Equity

	ING Group		ING Verzekeringen NV		ING Bank NV		Holding/Eliminations
In EUR million	3Q2006	2Q2006	3Q2006	2Q2006	3Q2006	2Q2006	3Q2006	2Q2006

Shareholders’ equity beginning of period	33,214	36,362	18,574	20,808	20,339	20,769	-5,699	-5,215

Net profit for period	1,572	2,014	816	1,040	762	991	-6	-17
Unrealised revaluations equity securities	728	-514	688	-568	40	5		49
Unrealised revaluations debt securities	3,425	-2,741	2,671	-2,114	754	-627
Deferred interest crediting to life policyholders	-1,186	817	-1,186	817
Realised gains equity securities released to P&L	-75	-191	-74	-167		-24	-1
Realised gains debt securities released to P&L	-17	49	-14	61	-3	-12
Change in cashflow hedge reserve	277	-387	194	-211	83	-176
Other revaluations	-119	-7	-50	89	-75	-96	6
Changes re-own shares	43	-109					43	-109
Exchange rate differences	237	-726	49	-522	182	-199	6	-5
Cash dividend	-1,285	-1,396	-1,000	-650	-400	-400	115	-346
Employee stock option and share plans	29	21	15	13	14	8
Other	-114	22	24	-22	-105	100	-33	-56

Total changes	3,515	-3,148	2,133	-2,234	1,252	-430	130	-179

Shareholders’ equity end of period	36,729	33,214	20,707	18,574	21,591	20,339	-5,569	-5,699

ING’s Capital Base and Key Ratios

	ING Group		ING Verzekeringen NV		ING Bank NV
In EUR million	30 Sept 2006	30 June 2006	30 Sept 2006	30 June 2006	30 Sept 2006	30 June 2006

Shareholders’ equity (in parent)	36,729	33,214	20,707	l8,574	21,591	20,339
Group hybrid capital	7,771	8,336	1,721	1,716	5,836	6,406
Group leverage/core debt	4,217	4,477

Total capitalisation	48,718	46,026	22,429	20,290	27,426	26,745

Adjustments to equity:
-Revaluation reserves fixed income & other	3,917	1,105	2,036	110	1,979	1,094
-Revaluation reserves excluded from Tier- 1					1,201	1,188
+ Insurance hybrid capital			2,250	2,250
+ Minorities			1,440	1,380	595	614

Available regulatory capital			24,083	23,811	24,841	25,076

+ Other qualifying capital					11,748	12,342
+ DAC/ViF adjustment (50%)			4,509	4,425
- Group leverage (core debt)	4,217	4,477

Adjusted Equity (e)	40,584	40,445	28,592	28,236	36,589	37,418

Key ratios
Core debt (d)	4,217	4,477	4,290	3,851
Debt/Equity ratio (d/(d+e))	9.41%	9.97%	13.05%	12.00%
Capital coverage ratio			256%	257%
Risk weighted assets					332,016	342,642
Tier-1 ratio Bank					7.48%	7.32%
BIS ratio Bank					11.02%	10.92%

29

Appendix 5: Consolidated Cash Flow Statement
ING Group: Consolidated Cash Flow Statement

	ING Group[1]		ING Verzekeringen NV		ING Bank NV		Holding/Eliminations
In EUR million	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005	3Q2006	3Q2005

Net cash flow from operating activities	-4,417	9,470	2,946	4,404	-7,642	5,829	279	-763

Investments and advances:
- group companies	-116		-6		-110
- associates	-37	-730	-15	-344	-22	-386
- available-for-sale investments	-67,548	-65,145	-45,707	-38,614	-21,841	-26,531
- held-to-maturity investments		-1				-1
- investment properties	-133	-115	-118	-68	-15	-49		2
- property and equipment	-160	-124	-54	-54	-106	-70
- assets subject to operating leases	43	-251			43	-251
- investments for the risk of policyholders	-10,149	-12,081	-10,149	-12,081
- other investments	-62	-41	-33	-43	-29			2
Disposals and redemptions:
- group companies	363		68		295
- associates	41	172	-13	111	51	61	3
- available- far-sale investments	65,044	56,096	43,973	36,254	21,071	19,842
- held-to-maturity investments	663	38			663	38
- investment properties	271	109	125	62	146	47
- property and equipment	30	53	16	22	14	31
- assets subject to operating leases	59	98			59	98
- investments for the risk of policyholders	8,540	10,336	8,540	10,336
- other investments	-2	2	-1	6	-1			-4

Net cash flow from investing activities	-3,153	-11,584	-3,374	-4,413	218	-7,171	3	0

Proceeds from issuance of subordinated loans		580		311	198		-198	269
Repayments of subordinated loans	-600				-600	283		-283
Borrowed funds and debt securities	8,191	4,574	1,092	730	7,344	2,798	-245	1,046
Deposits by reinsurers	12	77	12	77
Issuance of ordinary shares	1	2					1	2
Purchase of treasury shares	-102	-152		-24			-102	-128
Sale of treasury shares	164	7		2			164	5
Dividends paid/received	-1,312	-1,186	-1,033	-400	-400	-701	121	-85

Net cash flow from financing activities	6,354	3,902	71	696	6,542	2,380	-259	826

Net cash flow	-1,216	1,788	-357	687	-882	1,038	23	63

Cash and equivalents at beginning of period	145	-2,701	3,602	3,055	-3,141	-5,431	-316	-325
Effect of exchange- rate on cash and equivalents	196	261	148	179	56	91	-8	-9

Cash and equivalents at end of period	-875	-652	3,393	3,921	-3,967	-4,302	-301	-271

- of which Treasury bills and other eligible bills	4,427	11,187			4,427	11,187
- of which Amounts due to/from banks	-18,084	-23,834			-18,083	-23,834	-1
- of which Cash and balances with central banks	12,782	11,995	3,393	3,921	9,689	8,345	-300	-271

1.	Including inter-company eliminations

30

Appendix 6: Additional Information
P&L Life Insurance

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Gross premium income	9,528	10,035	-5.1%	10,453	-8.8%	30,676	29,292	4.7%
Commission income	375	333	12.6%	361	3.9%	1,115	969	15.1%
Direct investment income	2,329	2,311	0.8%	2,392	-2.6%	6,927	6,376	8.6%
Realised gains & fair value changes	242	208	16.3%	196	23.5%	653	605	7.9%
Total investment & other income	2,571	2,519	2.1%	2,588	-0.7%	7,580	6,981	8.6%

Total underlying income	12,474	12,887	-3.2%	13,402	-6.9%	39,371	37,242	5.7%

Reinsurance and retrocession premiums	439	486	-9.7%	485	-9.5%	1,464	1,512	-3.2%
Net benefits life insurance for risk company	6,192	5,218	18.7%	5,656	9.5%	17,877	14,627	22.2%
Changes in life provisions for risk company	3,405	4,531	-24.9%	4,582	-25.7%	12,364	13,922	-11.2%
Profit sharing and rebates	130	201	-35.3%	51	-154.9%	266	495	-46.3%
Change in deferred acquisition costs	-299	-276	8.3%	-340		-995	-843	18.0%
Other underwriting expenditure	688	667	3.1%	718	-4.2%	2,145	1,954	9.8%
Underwriting expenditure	10,555	10,827	-2.5%	11,152	-5.4%	33,121	31,667	4.6%
Operating expenses	883	949	-7.0%	960	-8.0%	2,787	2,729	2.1%
Other interest expenses	339	309	9.7%	334	1.5%	1,004	833	20.5%
Other impairments	-1			-1		-2	3

Total underlying expenditure	11,776	12,085	-2.6%	12,445	-5.4%	36,910	35,232	4.8%

Underlying Profit before tax	698	802	-13.0%	957	-27.1%	2,461	2,010	22.4%

Taxation	62	151	-58.9%	128	-51.6%	332	402	- 17.4%
Minority interests	26	24	8.3%	31	-16.1%	99	62	59.7%

Underlying net profit life insurance	610	627	2.7%	798	-23.6%	2,030	1,546	31.3%

P&L Non-Life Insurance

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Gross premium income	1,464	1,405	4.2%	1,599	-8.4%	4,893	4,721	3.6%
Commission income	30	27	11.1%	36	-16.7%	103	82	25.6%
Direct investment income	180	194	-7.2%	208	-13.5%	566	562	0.7%
Realised gains & fair value changes	44	58	-24.1%	45	-2.2%	196	129	51.9%
Total investment & other income	224	252	-11.1%	253	-11.5%	762	691	10.3%

Total underlying income	1,718	1,684	2.0%	1,888	-9.0%	5,758	5,494	4.8%

Reinsurance & retrocession premiums	87	71	22.5%	82	6.1%	263	330	-20.3%
Changes in provision for unearned premiums	-105	-142	-26.1%	41	-356.1%	180	99	81.8%
Net claims non-life	831	803	3.5%	827	0.5%	2,522	2,309	9.2%
Changes in claims provision	-2	25	-108.0%	-36	-94.4%	-114	53	-315.1%
Total claims incurred	829	828	0.1%	791	4.8%	2,408	2,362	1.9%
Profit sharing and rebates	6	8	-25.0%	8	-25.0%	22	29	-24.1%
Change in deferred acquisition costs	12	14	-14.3%	-15	-180.0%	-21	-13	61.5%
Other underwriting expenditure	218	223	-2.2%	243	-10.3%	736	687	7.1%
Underwriting expenditure	1,047	1,002	4.5%	1,150	-9.0%	3,588	3,494	2.7%
Operating expenses	336	372	-9.7%	369	-8.9%	1,059	1,038	2.0%
Other interest expenses	8	9	- 11.1%	11	-27.3%	27	19	42.1%
Other impairments				-1		-1

Total underlying expenditure	1,391	1,383	0.6%	1,529	-9.0%	4,673	4,551	2.7%

Underlying profit before tax	327	301	8.6%	359	-8.9%	1,085	943	15.1%

Taxation	84	95	-11.6%	94	-10.6%	261	254	2.8%
Minority interests	32	40	-20.0%	44	-27.3%	112	112	0.0%

Underlying net profit non-life insurance	211	166	27.1%	221	-4.5%	712	577	23.4%

31

Insurance Investment & Other Income

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Income from debt securities and loans	1,789	2,408	-25.7%	2,050	-12.7%	5,794	5,884	-1.5%
Dividend income	174	119	46.2%	250	-30,4%	496	406	22.2%
Rental income	44	38	15.8%	47	-6.4%	139	134	3.7%
Other	502	-60		250	100.8%	1,060	517	105.0%

Direct investment income	2,509	2,505	0.2%	2,597	-3.4%	7,489	6,941	7.9%

Realised gains/ losses & impairments on debt securities[1]	22	128	-82.8%	-94		-67	280
Realised gains/losses & impairments on equity securities	84	95	-11.6%	182	-56.6%	454	183	148.1%
Realised gains/losses & fair value changes private equity	15	54	-72.2%	47	-68.1%	131	172	-23.8%
Change in fair value real estate investments	75	55	36.4%	92	-13.0%	271	195	39.0%
Changes in fair value non-trading derivatives[3]	90	-66		17	429.4%	65	-95

Realised gains/ losses & fair value changes on investments	286	266	7.5%	244	17.2%	854	735	16.2%

Total underlying investment & other income	2,795	2,771	0.9%	2,841	-1.6%	8,343	7,676	8.7%

1.	Approximately 50% of this amount has been transferred to the provision for deferred profit sharing (shadow accounting). Realised gains also include recoveries of previous impairments

2.	Including fair-value changes real estate participations

3.	Largely offset in underwriting expenditure
Banking Commission, Investment & Other Income

	Quarterly Results					First Nine Months
In EUR million	3Q2006	3Q2005	Change	2Q2006	Change	9M2006	9M2005	Change

Funds transfer	153	153	0.0%	139	10.1%	448	429	4.4%
Securities business	138	161	-14.3%	164	-15.9%	514	451	14.0%
Insurance broking	42	31	35.5%	41	2.4%	125	101	23.8%
Management fees	175	152	15.1%	181	-3.3%	531	428	24.1%
Brokerage and advisory fees	49	50	-2.0%	50	-2.0%	151	121	24.8%
Other	65	84	-22.6%	78	-16.7%	200	162	23.5%

Total underlying commission income	622	631	-1.4%	653	-4.7%	1,969	1,692	16.4%

Rental income	35	38	-7.9%	27	29.6%	89	97	-8.2%
Other investment income	27	-34		66	-59.1%	111	100	11.0%

Direct income from investments	62	4		93	-81.3%	200	197	1.5%

Realised gains/losses on bonds	3	16	-81.3%	17	-82.4%	62	53	17.0%
Realised gains/losses on equities	0	36	-100.0%	26	-100.0%	44	125	-64.8%
Change in fair value real estate	9	39	-76.9%	13	-30.8%	30	38	-21.1%

Realised gains/losses & fair value changes	12	91	-86.8%	56	-78.6%	136	216	-37.0%

Total underlying investment income	74	95	-22.1%	149	-50.3%	336	413	-18.6%

Valuation results non-trading derivatives	-52	105	-149.5%	11	-527%	11	200	-94.5%
Net trading income	185	-20		405	-54.3%	837	460	82.0%
Other	243	181	34.3%	114	113.2%	502	451	11.3%

Total underlying other income	376	266	41.4%	530	-29.1%	1,350	1,111	21.5%

32

Life Insurance Value of New Business Statistics: Third Quarter

	New Production 3Q2006					New Production 3Q2005
	Value	Present		Investment	Acquisition	Value	Present		Investment	Acquisition
	of New	Value of	VNB/PV	in New	Expense	of New	Value of	VNB/PV	in New	Expense
In EUR million	Business	Premiums	Premiums	Business	Overruns	Business	Premiums	Premiums	Business	Overruns

Netherlands	15	620	2.4%	32	2	20	623	3.2%	43	3
Belgium (& Luxembourg)	8	449	1.8%	15	0	13	571	2.3%	12	1
Rest of Europe	43	943	4.6%	30	3	25	583	4.3%	22	-5

Insurance Europe	66	2,012	3.3%	77	5	58	1,777	3.3%	77	-1

U.S.	32	5,223	0.6%	274	12	44	4,897	0.9%	205	18
Latin America	11	153	7.2%	30	0	15	156	9.6%	29	0

Insurance Americas	43	5,376	0.8%	304	12	59	5,053	1.2%	234	18

Australia & NZ	11	452	2.4%	18	0	5	425	1.2%	14	0
Japan	7	1,149	0.6%	51	-11	13	1,708	0.8%	78	7
South Korea	36	938	3.8%	21	3	40	675	5.9%	-3	-4
Taiwan	36	832	4.3%	17	-4	26	361	7.2%	2	-1
Rest of Asia	3	190	-1.6%	17	7	1	191	0.5%	16	5

Insurance Asia/Pacific	93	3,561	2.6%	124	-5	85	3,360	2.5%	107	7

Total	202	10,949	1.8%	505	12	202	10,190	2.0%	418	24

Life New Business Production from Developing Markets: Third Quarter

	New Production 3Q2006				New Production 3Q2005
	Annual	Single	Value of New		Annual	Single	Value of New
In EUR million	Premium	Premium	Business	IRR[1]	Premium	Premium	Business	IRR[1]

Insurance Europe	69	96	37	21.1%	47	57	18	14.3%
Insurance Americas	80	54	11	12.7%	75	42	15	12.1%
Insurance Asia/Pacific	299	176	74	21.2%	283	106	67	17.0%

Total	448	326	122	19.1%	405	205	100	15.6%

1.	Figures are first nine months
Life Insurance Value of New Business Statistics: First Nine Months

	New Production 9M2006					New Production 9M2005
	Value	Present		Investment	Acquisition	Value	Present		Investment	Acquisition
	of New	Value of	VNB/PV	in New	Expense	of New	Value of	VNB/PV	in New	Expense
In EUR million	Business	Premiums	Premiums	Business	Overruns	Business	Premiums	Premiums	Business	Overruns

Netherlands	66	2,027	3.3%	101	2	67	l,982	3.4%	111	5
Belgium (& Luxembourg)	13	1,013	1.3%	37	2	28	1,359	2.1%	32	1
Rest of Europe	95	2,349	4.0%	93	0	56	1,788	3.1%	89	9

Insurance Europe	174	5,389	3.2%	231	4	151	5,129	2.9%	232	15

U.S.	148	15,753	0.9%	768	35	126	13,595	0.9%	621	31
Latin America	31	471	6.6%	95	7	23	407	5.7%	76	9

Insurance Americas	179	16,224	1.1%	863	42	149	14,002	1.1%	697	40

Australia & NZ	24	1,265	1.9%	47	0	11	1,016	1.1%	36	0
Japan	70	4,240	1.7%	176	-5	91	5,604	1.6%	219	-3
South Korea	118	2,931	4.0%	42	9	106	2,034	5.2%	28	-5
Taiwan	107	1,481	7.2%	67	-9	74	1,505	4.9%	105	-2
Rest of Asia	7	571	1.2%	48	17	1	543	0.2%	44	15

Insurance Asia/Pacific	326	10,488	3.1%	380	12	283	10,702	2.6%	432	5

Total	679	32,101	2.1%	1,474	58	583	29,833	2.0%	1,361	60

Life New Business Production from Developing Markets: First Nine Months

	New Production 9M2006				New Production 9M2005
	Annual	Single	Value of New		Annual	Single	Value of New
In EUR million	Premium	Premium	Business	IRR	Premium	Premium	Business	IRR

Insurance Europe	171	291	73	21.1%	145	124	43	14.3%
Insurance Americas	219	167	31	12.7%	154	159	23	12.1%
Insurance Asia/Pacific	908	415	232	21.2%	926	309	181	17.0%

Total	1,298	873	336	19.1%	1,225	592	247	15.6%

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ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’). In preparing this interim financial information, the same accounting principles are applied as in the 2005 ING Group Annual Accounts. All figures in this document are unaudited.
Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

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